UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                     FORM 10

                        GENERAL FORM FOR REGISTRATION OF
                 SECURITIES Pursuant to Section 12(b) or (g) of
                       the Securities Exchange Act of 1934






                             SHOPPING SHERLOCK, INC.
--------------------------------------------------------------------------------
                    (Exact name of registrant in its charter)

           Florida                                  91-1962104
------------------------------------- ----------------------------------------
 (State or other jurisdiction       or   (I.R.S. Employer Identification No.)
   of incorporation or organization)


   11201 S.E. 8th Street, Suite 152
       Bellevue, Washington                             98004
-------------------------------------- ----------------------------------------
 Address of principal executive offices)               (Zip Code)


       Registrant's telephone number, including area code: (425) 372-3060


                    Securities to be registered under Section
                               12(b) of the Act:

                   None
----------------------------------- -------------------------------------------
 Title of each class to be so         Name of each exchange on which each class
   registered                           is to be registered


                    Securities to be registered under Section
                               12(g) of the Act:


                          Common Stock, $.001 par value
-------------------------------------------------------------------------------
                                (Title of Class)

                                 Not Applicable
-------------------------------------------------------------------------------
                                (Title of Class)

                                TABLE OF CONTENTS
                                                                            Page

NOTE REGARDING FORWARD LOOKING STATEMENTS......................................1

ITEM 1        BUSINESS.........................................................3

ITEM 2        FINANCIAL INFORMATION...........................................30

ITEM 3        PROPERTIES......................................................35

ITEM 4        SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..35

ITEM 5        DIRECTORS AND EXECUTIVE OFFICERS................................35

ITEM 6        EXECUTIVE COMPENSATION..........................................37

ITEM 7        CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................38

ITEM 8        LEGAL PROCEEDINGS...............................................39

ITEM 9        MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY
              AND RELATED STOCKHOLDER MATTERS.................................39

ITEM 10       RECENT SALES OF UNREGISTERED SECURITIES.........................39

ITEM 11       DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.........40

ITEM 12       INDEMNIFICATION OF OFFICERS AND DIRECTORS.......................40

ITEM 13       FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.....................30

ITEM 14       CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING
              AND FINANCIAL DISCLOSURE........................................47

ITEM 15       FINANCIAL STATEMENTS AND EXHIBITS...............................47

                   NOTE REGARDING FORWARD LOOKING STATEMENTS


         Except for statements of historical fact, certain information contained herein constitutes "forward-looking statements," including without limitation statements containing the words "believes," "anticipates," "intends," "expects" and words of similar import, as well as all projections of future results. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results or achievements of the Company to be materially different from any future results or achievements of the Company expressed or implied by such forward-looking statements. Such factors include, but are not limited to the following: the Company's limited operating history, competition, risks of technological change, the Company's dependence on key personnel, marketing relationships and third party suppliers, the Company's ability to protect its intellectual property rights and the other risks and uncertainties described under "Business -- Risk Factors" in this Form 10. Certain of the forward looking statements contained in this registration statement are identified with cross references to this section and/or to specific risks identified under "Business -- Risk Factors."


ITEM 1            BUSINESS

     Shopping Sherlock, Inc. (the "Company") is a development stage company dedicated to becoming a leading on-line retailer of consumer goods, provider of Web site and e-business services and distributor and marketer of rebate shopping benefits. The Company was incorporated in Florida on August 17, 1984 under the name Aida Industries, Inc. as a development stage company with no operations. On March 24, 1999, the Company changed its name from Aida Industries, Inc. to Shopping Sherlock, Inc. On May 26, 1999, the Company acquired all the issued and outstanding capital stock of Shopping Sherlock, Inc., a Delaware corporation ("SSI") pursuant to an Agreement and Plan of Reorganization among the Company, SSI and Shopping Acquisition Corp. ("Acquisition Sub"), a wholly-owned subsidiary of the Company. Under the terms of the Agreement and Plan of Reorganization, Acquisition Sub merged with and into SSI, and the stockholders of SSI, in exchange for all the shares of SSI common stock held by them, received an aggregate of 2,000,000 shares of the Company's common stock. Unless otherwise noted herein, references to "the Company" shall mean the Company and its wholly-owned subsidiary SSI.


     The Company plans to leverage its relationships with suppliers, affinity groups and the Premier Lifestyles International Corporation rebate shopping network to create an online forum for the sale of over 60,000 household, office, computer, beauty and health and other consumer products. See "Note Regarding Forward-Looking Statements."


Industry Background


     The Internet and commercial online services are emerging as significant global communications media, enabling millions of people to share information and conduct business electronically. A number of factors have contributed to the growth in the use of the Internet and commercial online services, including the large and growing installed base of advanced personal computers in the home and workplace, improvements in network infrastructure, easier, faster and cheaper access to the Internet and commercial online services, the introduction of alternative Internet access devices, increased consumer desire for more complete and up-to-date information, the increase in available information and products and increased awareness of the Internet and commercial online services among consumer and business users. In its "IDC Predictions '99" report, International Data Corporation ("IDC") estimates that the number of Web users will grow to approximately 147 million by the end of 1999.


     The functionality and accessibility of the Internet and commercial online services have made them an increasingly attractive commercial medium by providing features that historically have been unavailable through traditional channels. For example, the Internet and commercial online services provide users with convenient access to large volumes of dynamic data to support their investment, purchase and other decisions. Online retailers are able to communicate effectively with customers by providing frequent updates of featured selections, content, pricing and visual presentations and to provide tailored products and services by capturing valuable data on customer tastes, preferences, shopping and buying patterns.

     Unlike most traditional distribution channels, online retailers do not have the burden of building, managing and maintaining numerous local facilities to provide their services or products on a global scale. In contrast, online retailers benefit from the relatively low cost of reaching and electronically serving customers worldwide from a central location. Because of these advantages, an increasingly broad base of products and services are being sold online, including books, brokerage services, computers and travel products and services. Jupiter Communications, LLC ("Jupiter Communications") estimates that the total value of services and products sold over the Web by retailers, catalogers and online merchants grew from $707 million in 1996 to approximately $2.7 billion in 1997, and will increase to approximately $26.5 billion by 2000. As the number of online content, commerce and service providers has expanded, strong brand recognition and strategic alliances have become critical to the success of such companies. Brand development is especially important for online retailers due to the need to establish trust and loyalty among consumers in the absence of face-to-face interaction. Some online retailers have begun to establish long-term strategic partnerships and alliances with content, commerce and service providers to rapidly build brand recognition and trust, enhance their service offerings, stimulate traffic, build repeat business, take advantage of cross-marketing opportunities and create barriers to entry.


Trends In Online Retailing


     The Company believes that four key trends are currently shaping the online retailing industry:

     o rapid growth of the Internet as an acceptable medium of effecting retail transactions;

     o    fewer consumer concerns over privacy and security;

     o    diminishing amounts of consumer free time; and

     o    favorably changing demographics of Internet users.


     Rapid Growth in Use of Internet for Retail Transactions. Aggregate online retail sales are expected to grow from $2.7 billion in 1997 to $26.5 billion in 2000. The Company believes that online retailing will continue to achieve high growth rates. A recent study by Jupiter Communications suggests that PC hardware and software sales, the current leading online retail segment in terms of dollar volume, is likely to fall from its number one position, being replaced by household and other consumer items by 2002. The Company believes that this trend signifies a broadening of the online retail market away from computer-related purchases and toward general consumer-oriented items (e.g., plane tickets, books, music and so forth). The new high growth areas complement the Company's marketing strategy that emphasizes selling "lower tech" goods and consumer items instead of competing for computer hardware and software sales.


     Fewer Privacy and Security Concerns. Over the past year the online retail community has made significant strides toward increasing security and privacy in retail transactions through self-regulation and the implementation of secure transaction technologies. "Safe shopping policies," which include assurances of individual privacy and credit card security, are now being adopted by online retailers who have become members of Web "self-regulatory associations" like Trust-e and the Better Business Bureau Online. As a member of the online retail community, the Company intends to implement its own safe shopping policy to mitigate against consumers' perception of risk relating to online shopping. See "Note Regarding Forward-Looking Statements."


     Diminishing Amounts of Consumer Free Time. The growing number of professional, dual-income families require new means of completing common shopping tasks in a more time efficient manner. The Company intends to create a retail experience for the consumer that reduces transaction cycle time by:

     o recommending reliable products and suppliers that provide the best price, thereby eliminating the need for the consumer to comparison shop;

     o offering easy access to impartial, unbiased and independent product reviews, buying tips and advice to help shoppers make more intelligent and informed purchases;


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


     o featuring direct connection to thousands of brand-name products from manufacturers to help shoppers quickly find the products they want without having to spend time sifting through hundreds of Web sites;

     o    providing an efficient online purchase experience;

     o implementing a help desk to provide customer service and support for the highest level of customer satisfaction; and

     o developing fulfillment processes that deliver orders quickly to buyers and that maintain records of purchases and rebate points. See "Note Regarding Forward-Looking Statements."

     Favorably Changing Demographics of Internet Users. Today, the demographics of the Internet are moving to match the diversity of the U.S. population. For instance, the number of women using the Internet increased from 37% to 46% over the past three years while cybersurfers over 50 have doubled to 20%. Forrester Research Incorporated estimates that 32% of black households in the U.S., 43% of Hispanic, and 67% of Asian-American households will be online by year-end. The Company believes that these changing demographics will broaden the demand for consumer products on the Web. See "Note Regarding Forward-Looking Statements."


Shopping Sherlock's Business Plan


     The Company intends to operate in three related business segments:

          1.   online product sales;
          2.   Web site and e-business services; and
          3.   sales of rebate shopping network benefits.

     Online Product Sales. The Company anticipates its primary business will be the sale of consumer products over the Internet. Through its planned Web site at www.shoppingsherlock.com, the Company intends to offer over 5,000 high-quality consumer and household products. In addition, the Company intends to offer its customers access to a larger database of over 55,000 products through its planned www.usrebatewarehouse.com online warehouse store. Because of its strategic marketing relationship with Premier Lifestyles International Corporation ("PLIC"), an affiliate of the Company, the Company believes that it will be able to offer products to a large, established base of consumers at competitive prices and, in many cases, in conjunction with attractive rebates. See "Note Regarding Forward-Looking Statements."


     PLIC is a retail and marketing services company that offers a variety of services to individuals and businesses including rebate shopping network memberships, point of sale systems management, debit card processing, Web site development and hosting, Internet access and product fulfillment. As part of its operations, PLIC routinely contracts with organizations and companies to offer participation in its reciprocal rebate shopping network. Members or employees of participating organizations are eligible to receive rebates on products purchased from participating merchants. On each purchase, a portion of the price paid by the rebate network member is remitted to the member's sponsoring organization and to the organization that recruited the participating merchant. A transaction processing fee is also paid to PLIC on each sale. See "-- Sale of Rebate Shopping Network Benefits."


     In February 1999, the Company entered into a Strategic Alliance Agreement with PLIC. Under the terms of the agreement, PLIC granted the Company the right to directly market the Company's online stores to members of PLIC's rebate shopping network, to place links to the Company's Web sites on Web sites sponsored by PLIC and to distribute memberships in PLIC's rebate shopping network. In addition, PLIC agreed to provide transaction processing and product fulfillment services to the Company and to give the Company access to its list of participating merchants and product inventory on an ongoing basis. In exchange, the Company agreed, on an exclusive basis, to sell, market and honor PLIC product rebate network memberships and, subject to certain exceptions, to use PLIC's transaction processing and product fulfillment services. The parties have also agreed to design jointly a Web site which would feature links to both the Company's Web sites and other Web sites operated by PLIC. The Strategic Alliance Agreement is for a perpetual duration, but may be terminated by either party for cause, as defined in the agreement.

     Currently, PLIC's rebate shopping network has over 12 million members belonging to 23 different organizations. PLIC has also contracted with 21 independent sales organizations, including the Company, to offer rebate shopping network memberships to additional organizations and businesses. In 1998, members of PLIC's rebate shopping network purchased approximately $100 million in products from participating merchants. Because PLIC rebate shopping network members typically pay an annual fee to participate in the rebate program, the Company believes that these customers can be characterized as consumers who are likely to desire the competitive prices and cost-saving programs that the Company plans to make available on its Web sites. By leveraging PLIC's established base of rebate shopping network members and its existing infrastructure, the Company believes that it will be able to facilitate its entry into the online retail industry and to more quickly establish a base of loyal customers. See "Note Regarding Forward-Looking Statements."


     The Company plans to develop and expand its product categories and the presence of recognized name brand products within its online stores. Because PLIC enjoys preferred distributor status from over 80 manufacturers and suppliers, the Company, through its strategic alliance with PLIC, has access to a significant number of name brand products at wholesale prices. The Company believes that relationships with manufacturers of name brand products are essential to the Company's ability to continue to build its reputation as an online destination retailer, and that the high-quality reputation of leading brands is essential to building consumer demand. See "Note Regarding Forward-Looking Statements."


     In addition to offering high-quality, brand-name products at competitive prices, the Company also intends to link value-added services with the sale of products by offering the following services to its online customers. These services include:

          o Comparison Shopping: Online customers will be able to compare similar products and prices through features built into the Company's Web sites.

          o Purchase Suggestions: Based on each customer's sponsoring organization, general demographic characteristics and purchasing profile, the Company will offer suggestions of products compatible with the customer's lifestyle and anticipated buying interests.

          o Free Consumer Intelligence Reports: The Company plans to offer access to independent product reviews, buying tips and advice to help shoppers make more intelligent and informed purchases.

          o Rebate Club Memberships: Through its relationship with PLIC, the Company plans to offer inexpensive rebate shopping club memberships and additional benefits to visitors to its Web sites.

          o Product Rebates: Through its participation in the PLIC rebate shopping network, the Company intends to offer rebates on selected items to customers who are rebate shopping network members. These rebates will accumulate for the customer and can be used on future purchases.

          o Help Desk: The Company intends to provide fast and efficient customer support to individuals as well as product brokerage to help its organizations receive the best products and prices for their members. See "Note Regarding Forward-Looking Statements."


     Web Site and e-Business Services. The Company currently offers services to network marketing businesses that need e-commerce sites and Web-based business tools for their sales associates. The Company offers a complete e-business services package to its clients, designing a custom solution based upon their individual business requirements. These services include:

          o    needs assessment;

          o    process analysis;

          o    e-business strategies;

          o    information architecture;

          o    Web site design;

          o    content production;

          o    Web site production;

          o    systems integration;

          o    production  of  on-line   ordering  and  transaction   processing
               systems; and

          o    Web site hosting and Web-based e-mail services.


In addition, the Company's "Direct Marketing Organization (DMO) Platform," enables each sales associate of a participating organization to:

          o    host a customized online storefront;

          o    display products;

          o    set up a merchant account;

          o    place and receive orders online;

          o    authorize credit cards;

          o    recruit and sign-up new associates online;

          o    track sales;

          o    download sales brochures; and

          o    communicate by e-mail.


     In June 1999, the Company completed development and began operation of its first e-commerce-enabled site, www.eyicom.com, which includes Web-based business tools for the sales associates of Essentially Yours Industries Corp., a network marketing company ("EYI"). The site was built and hosted by the Company with the content provided and owned by the EYI. As part of its agreement with EYI, the Company has the right to place its rebate shopping link on every EYI sales associate's Web page.


     The Company currently receives a monthly hosting and e-mail fee for each sales associate with an online site. The Company also receives transaction fees on every purchase made on the site. The fee structure for future clients will likely vary, but will always include a development fee and revenue-sharing component. In addition, the Company intends to pursue the right to include its rebate shopping button on the Web pages of all its clients' sales associates. See "Note Regarding Forward-Looking Statements."


     Sales of Rebate Shopping Network Benefits. As a participant in PLIC's rebate shopping network, the Company has the right to sell rebate shopping network memberships under its own brand names: Shopping Sherlock and U.S. Rebate Warehouse. For example, if a visitor to the Company's www.shoppingsherlock.com Web site desires to take advantage of the rebate offers posted on the site, he or she will be given an option to join the rebate shopping network by purchasing a Shopping Sherlock-branded rebate card. After providing certain demographic information and paying a modest initiation fee, the customer will be provided with a rebate shopping network member number which he or she may use to begin purchasing products from the Web site or from other participating merchants.

     When the customer purchases a product from a participating merchant such as the Company, a portion of the total rebate on the product is divided among the rebate shopping network participants as follows:

     1.   25% of the rebate is credited to the customer;

     2.   30% of the rebate is remitted to PLIC as a transaction processing fee;

     3. 30% of the rebate is remitted to the organization that issued the rebate shopping network membership to the customer (e.g., the Company, PLIC or other organization to which the customer belongs)

     4. 10% is remitted to the organization that recruited the merchant selling the product; and

     5.   5%   is   remitted   to   the   Web   site    operator,    (PLIC   for
          www.source4shopping.com or the Company for www.shoppingsherlock.com and www.usrebatewarehouse.com)


     When the customer is a non-rebate card holder and makes a purchase from a participating merchant such as www.shoppingsherlock.com or www.usrebatewarehouse.com, the total rebate on the product is divided among the rebate shopping network participants as follows:

     1.   25% to the merchant; and

     2.   75% to PLIC.

     The Company believes that its participation in PLIC's rebate shopping network through selling, marketing and honoring PLIC's rebate shopping network memberships will assist the Company in increasing its customer base while generating additional revenues from the product sales made over its Web sites. See "Note Regarding Forward-Looking Statements."

Advertising and Marketing


     The Company's advertising and marketing strategy consists of several basic components. First, through its partnership with PLIC, the Company has the right to use all of PLIC's customer profile information to create a database to strategically segment customer groups and use them for marketing purposes. The database will include profile information such as addresses, age, income, occupation and other relevant characteristics. The Company plans to use the database to custom design marketing and manufacturing strategies. This will enable the Company to target products to appropriate consumer groups. In addition, the Company intends to continue to gather new data to further refine its marketing strategies and product mix. See "Note Regarding Forward-Looking Statements."


     Second, special "first time" incentives to PLIC benefits and rebate-shopping club members, as well as the general population of Internet users will be used to drive traffic to the Company's Web site. See "Note Regarding Forward-Looking Statements."


     Third, the Company intends to work closely with PLIC to communicate with benefits members and members of the online rebate shopping network. This will be accomplished primarily through the affinity groups that are participating in PLIC's rebate shopping network. See "Note Regarding Forward-Looking Statements."


     Fourth, the Company intends to emphasize consumer-oriented products rather than computer hardware and software. Although hardware and software have been the leading retail segment for Internet sales, heavy competition in this area has led to declining gross margins. The Company believes the new high growth areas will be "lower tech" items and consumer products such as home furnishings, office supplies, beauty aids, groceries, cosmetics, cleaning supplies and industrial goods. See "Note Regarding Forward-Looking Statements."


     Advertising. The Company intends to focus most of its advertising efforts towards members of PLIC's rebate shopping network. For example, PLIC has agreed to place links to the Company's Web sites on its various Web sites.

     In addition, pursuant to the terms of its Strategic Alliance Agreement with PLIC, all PLIC-affiliated Web sites will link to a rebate shopping page featuring two logos: the Company's and PLIC's. No other



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



logos will be added to these pages. PLIC will also continue to jointly market the Company's site with any new partners it obtains. The Company and PLIC intend to create joint promotion programs, which may include:

     o    e-mail announcements;

     o    direct mail; and

     o    catalogue inserts.


     In addition, the Company intends to place links and banner advertisements on PLIC's retail site and on high profile traffic portals, such as Yahoo! and Excite. Print advertising will be added to the program as profitability increases. Currently, there are no plans for television or radio advertising, but those media may be used as the business grows. See "Note Regarding Forward-Looking Statements."


     Branding. The Company believes that its bloodhound mascot will represent a unique, value-added feature. The bloodhound mascot serves as a symbol for value as it "sniffs" out the best prices for its owner. The Company intends to promote this mascot as a tool to increase brand awareness and identity.


     Other Marketing. PLIC has agreed to place the Company's URL in its marketing materials and fax-based information/promotional service to selected PLIC rebate customers. The Shopping Sherlock name and URL will be prominently displayed on all faxes received by this customer group. PLIC has also agreed to list the Company's name on all search engines and directories wherever PLIC lists its own site.


Consumer Market Segments


     The Company anticipates its primary market will be the 12 million PLIC rebate shopping network members to which PLIC has access. This specialized target customer group consists of a large and growing community of current and new rebate shopping club members. The Company believes that a special feature of this group is their "purchase-ready" disposition, evidenced by their willingness to pay for rebate shopping privileges. The Company estimates that its target market represents over $40.8 million in gross sales for its first full year of operations. The second customer group is the general population of Internet users and on-line shoppers. This group now numbers well over 72 million in the U.S. alone. The Company estimates that this secondary market in the U.S. represents $7.6 million dollars in gross sales for its first full year of operations. There can be no assurance, however, that such levels of gross sales will be achieved. See "Note Regarding Forward-Looking Statements".


Web Sites


     www.usrebatewarehouse.com, the Company's first planned online retail site, is planned as a no-frills online rebate shopping site carrying over 55,000 consumer products. The site will be designed to be fast and easy to use, regardless of the level of computer knowledge the online shopper has. Through the site, the Company will gather product sales and customer profile information. The Company intends to use this information to enhance the product and marketing mix for the www.shoppingsherlock.com site. See "Note Regarding Forward-Looking Statements."


     The www.shoppingsherlock.com and www.usrebatewarehouse.com Web sites are being designed to ensure that they are enjoyable and easy to use for the Company's customers, enhancing the Shopping Sherlock brand and encouraging customers to purchase products. The Company anticipates incorporating the following features into its Web sites:

     o    an easy-to-use, highly integrated shopping environment:

     o reduced download times through efficient use of HTML and appropriate graphics;

     o well-organized and logically presented product information giving customers the information necessary to make buying decisions;

     o advanced search functionality enabling shoppers to quickly find a desired product; and

     o high quality customer service features that are accessible from every page which allows users to quickly find answers to questions and to track the status of orders.


Competition


     The Company will primarily compete in its retail segment with a number of other retailers with similar concepts. The Company will primarily compete in its e-business services segment with other Web site hosting and e-business service providers. Within these two segments, the Company's competitors can be broadly divided into four groups:

     o traditional "brick and mortar" stores (e.g. Target, Wal-Mart, K-Mart, Sam's, etc.);

     o    on-line megastores (e.g. Valueamerica.com and Worldspy.com);

     o    on-line   specialty   stores   (e.g.    Furniture.com,    Jewelry.com,
          Electronics.com, etc.); and

     o network marketing e-business service providers (e.g. mis-software.com, 2021.com, etc.).


     Traditional Stores. The Company will compete with other brick and mortar megastores that offer the same types and a large selection of low-priced products. Additionally, many of these stores not only operate "brick and mortar" outlets but also have on-line shopping capabilities (e.g. Shop.target.com, Wal-mart.com, etc.). These stores may have some distinct advantages in that they are able to offer both types of shopping experiences, both on-line and off-line.


     Furthermore, many customers have developed a loyalty to these stores based on historical experience, available financing options and customer service. These stores also have a significant reputation and presence in many communities with access to substantial funds for additional marketing and advertising.


     Online Megastores. Two key competitors in the on-line megastore/shopping mall arena are ValueAmerica.com and Worldspy.com. These Web sites, and the growing number of other Web sites like them, sell a large number of products from many different categories such as home improvement, electronics, toys and games, home furnishings, footwear, pharmacy, jewelry, general merchandise, housewares, gifts, etc.


     Many of these Web sites offer similar service offerings to the Company including comparison-shopping and easily accessible product information/research (e.g., Consumer Reports). Like the Company, these Web sites also have aesthetic appeal, content that holds the consumer's attention and causes them to return to the site and ease of use. They seek to attract consumers based on the appeal of convenience, low prices, selection and additional services that may not be available from a "brick and mortar" retailer, such as chat rooms to discuss product purchasing experiences, free e-mail and electronic announcements regarding sales or special deals.


     While the Company anticipates that it will have a competitive advantage over other sites in marketing to rebate shopping club members, it may face competitors who offer coupons and special discounts, which may offset the savings gained through rebates.

     Specialty Stores. There are a number of other on-line retailers who will compete with the Company in niche product categories. Retailers such as Furniture.com who specialize in only one type of product will in many cases be able to offer a greater selection and possibly better prices in a particular category. Furthermore, many of these specialty retailers are well capitalized, have significant budgets for marketing and have developed mindshare for their niche markets.


     Network Marketing e-Business Service Providers. The Company directly competes with Multi-Level Information Systems, Inc. ("MIS"), and 2021 Interactive in the Web site hosting and e-business services segment. MIS offers the MIS Internet Assistant, which enables companies to provide their sales associates with the ability to access sales information, sign up new associates and place orders via the Internet. MIS also offers business software (distributor, receivables and inventory tracking) to network marketing companies. 2021 Interactive's e-business service offering is Array, providing custom e-commerce enabled Web sites for sales associates, online ordering and access to product information. 2021 Interactive also offers a complete suite of business software for network marketing companies, including interactive voice response, forms processing, contact management, distribution and order tracking software. While the Company anticipates it will have a competitive advantage because of its fee structure and rebate shopping network, these two companies, with their established customer base, represent significant competition in the Web site hosting and e-business services segment.


Operations And Technical Development


     The Company is currently located in two facilities: its headquarters in Bellevue, Washington, and its software development office in Vancouver, British Columbia. The Company has servers in multiple locations. Main servers are housed at the Company's software development office and at Exodus Networks in Seattle, Washington. Duplicate transaction logs are housed at the PLIC offices, in Newhall, California. Complete system back-ups are held on tape offsite and servers at the development facility. As capacity increases, servers will be added. The primary focus of the Company's technical team is its Web site user interface to ensure system software functions properly and offers a reliable and appealing environment to search for and select merchandise at competitive prices. The Company intends to monitor service and quality, as well as continuously identify areas for improvement, such as product fulfillment, transaction processing, and customer assistance. Certain of these functions are presently provided by PLIC. For example, PLIC provides the Company with certain services essential for smooth operations and customer service, such as:

     o    help desk for rebate Web sites;

     o    tracking of product fulfillment; and

     o    pricing research.


     Servers with restricted access databases are anticipated to be housed and protected by the Company in the Exodus Networks Seattle facility. The Company will manage, edit and update its own files.


     Transaction Processing and Product Fulfillment. It is anticipated that PLIC will provide the Company with rebate cards and card administration services for new members signing up for online rebate shopping privileges. Each rebate card will have a separate number and all transactions associated with it will be tracked through PLIC's database. PLIC is also responsible for all rebate payments made to the Company's rebate card customers. The Company and PLIC plan to maintain an electronic database on the Company's cardholders enabling the Company to validate rebate cards and subsequent sales from them. Through this database the Company anticipates it will be able to access all data related to its rebate card customers for the purposes of marketing, auditing and accounting.


     Product fulfillment involves the ordering and shipping process that is coordinated between PLIC and jobbers. PLIC has agreed to provide all product fulfillment operations for the Company. This operation will employ people dedicated to interacting with brokers and jobbers customers over the telephones and broker jobbers. PLIC has assured the Company priority ordering and transaction processing.

     The product fulfillment operation also includes general customer service support as well as the following functions:

     o help desk for a person's first web search, product search and purchase; and

     o product fulfillment, including contacting jobbers, expediting orders, changing orders and tracking orders.


     Systems Infrastructure, Technology and Security. The Company's technology platform consists of the deployment environment, Web servers, applications and infrastructure for EDI, financial transactions and security, as well as the Company's proprietary content management and authoring system. All of the Company's computer equipment is powered by redundant APC filtering, battery-backed power supplies designed to provide continuous power to the online store in the event of outages from the local power utility. To ensure reliable 24 hours-a-day, 365-days-a-year operation of its online stores, the Company has designed its system architecture to be fault tolerant with redundant Web and database servers as well as redundant paths into the Internet. If a failure should occur with either Internet connection, traffic will be automatically routed through the alternate path. It is anticipated that the online stores will incorporate database technology and dynamic HTML page generation to offer maximum flexibility while minimizing maintenance overhead of the site. The Company has developed a proprietary authoring tool to efficiently create and manage content for publication in the online store. This tool provides a database-centric approach to Web page creation that dramatically speeds the development and maintenance of product listings, presentations and pricing information. The Company utilizes secure credit card transaction processing software from Cybercash. All transactions are audited from credit authorization through receipt of funds. The Company addresses theft of information during transmission over the Internet by utilizing standard SSL encryption technology available to customers using browsers which are SSL encryption enabled, such as Netscape Navigator or Microsoft Internet Explorer. The network that will support the online stores is designed for scalability to accommodate peak transaction loads and to "scale up" efficiently to handle increasing volumes over time. The Company uses virtual web servers, which allow new servers to be configured and brought online transparently as transaction loads dictate. Similarly, the SQL servers that drive the store content are replicated to allow new servers to be added if greater capacity is required. Access from external sites to the store is restricted to the HTTP protocol, and access from the internal network is restricted to only essential maintenance services. The Company performs self-diagnostic security checks, including measures for password cracking, port scanning and operating system vulnerabilities.


Government Regulation


     The Company is not currently subject to direct federal, state or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. Several states have proposed legislation to limit the use of personal user information gathered online or require online services to establish privacy policies. The Federal Trade Commission has indicated that it may propose legislation on this issue to Congress in the near future and has initiated action against at least one online service regarding the manner in which personal information was collected from users and provided to third parties. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services.


     The Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. The vast majority of those laws were adopted  prior  to  the  advent  of  the  Internet.  As a  result,  they  do not contemplate or address the unique issues of the Internet and related technologies. Changes in laws intended to address such issues could create uncertainty in the Internet marketplace. That uncertainty could reduce demand for the Company's products or services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.

     In addition, because the Company's products and services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that the Company is required to qualify to do business in each state or foreign country. The Company is qualified to do business only in Florida and Washington. The Company's failure to qualify in other jurisdictions when it is required to do so could subject it to taxes and penalties. It could also hamper the Company's ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to the Company's business could have a material adverse affect on its business, results of operations and financial condition.


     The European Union has adopted a policy directive which went into effect in 1998. Under this directive, business entities domiciled in member states of the EU are limited in the transactions they may do with business entities domiciled outside the EU unless they are domiciled in a jurisdiction with privacy laws comparable to the EU privacy directive. The United States presently does not have laws which satisfy the EU. Discussions between representatives of the EU and the United States are ongoing and may lead to certain safe harbor provisions which, if adhered to, would allow business entities in the EU and the United States to continue to do business without limitation. If these negotiations are not successful and the EU begins enforcement of the privacy directive, there could be an adverse impact on international Internet business. If the Company does do business directly in the EU in the future the Company will be required to comply with the privacy directive of the EU.


Intellectual Property Rights


     The Company's success is dependent on its ability to protect its intellectual property rights. The Company relies principally on a combination of copyright, trademark and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its proprietary rights.


     As part of its confidentiality procedures, the Company generally enters into nondisclosure and confidentiality agreements with each of its key employees, consultants and business partners and limits access to and distribution of its technology, documentation and other proprietary information. In particular, the Company has entered into non-disclosure agreements with each of its employees and business partners. The terms of the employee non-disclosure agreements include provisions requiring assignment to the Company of employee inventions. Despite the Company's efforts to protect its intellectual property rights, unauthorized third parties, including competitors, may from time to time copy or reverse engineer certain portions of the Company's technology and use such information to create competitive products.


     Policing the unauthorized use of the Company's technology is difficult, and, while the Company is unable to determine the extent to which piracy of the Company's technology exists, such piracy can be expected to be a persistent problem. In addition, the laws of certain countries in which the Company's technology is or may be licensed do not protect its products and intellectual property rights to the same extent as do the laws of the United States. As a result, sales of products based on the Company's technology in such countries may increase the likelihood that the Company's technology might be infringed upon by unauthorized third parties.


     It is possible that the scope, validity and/or enforceability of the Company's intellectual property rights could be challenged by competitors or other parties. The Company is currently in the process of recording its interests in certain of its intellectual property rights with relevant authorities in applicable jurisdictions. The results of such challenges before administrative bodies or courts depend on many factors which cannot be accurately assessed at this time. Unfavorable decisions by such administrative bodies or courts could have a negative impact on the Company's intellectual property rights. Any such challenges, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, cause product shipment delays or require us to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. In the event of a claim of product infringement against the Company and the Company's failure or inability to license the infringed or similar technology, the Company's business, operating results and financial condition could be materially adversely affected.


     The Company has not registered any trademarks in Canada, the United States or elsewhere.

Plan of Operation


     Over the next 12 months, in addition to www.eyicom.com, the Company intends to develop and maintain two online rebate shopping sites: www.usrebatewarehouse.com and www.shoppingsherlock.com, which it anticipates will be operational in the third quarter of 1999 and the fourth quarter of 1999, respectively. Besides systems development, the Company's Vancouver, Canada software development office will also provide technical support for the Company's e-business services group, which may require the hiring of one additional employee. In July 1999, the Company expects to hire up to two additional employees for managing the product research and merchandising function at its Bellevue headquarters.


     The Company intends to focus on continuing to grow its customer base for www.eyicom.com and to acquire additional network marketing e-business service clients by the end of 1999. In addition, the Company is currently planning to implement an online check processing system in the fourth quarter of 1999.


     Currently the Company has enough working capital to support the www.eyicom.com site and launch its two rebate shopping sites. However, to fully market and support these three sites, and possibly develop an additional site, the Company anticipates it will engage in a capital raising transaction prior to the fourth quarter of 1999.


Employees


     As of June 7, 1999, the Company had 14 employees, including six in research and development, two in marketing and sales, one in customer support and five in management, finance and administration. The Company's success will depend in large part on its ability to attract and retain skilled and experienced employees. None of the Company's employees are covered by a collective bargaining agreement and the Company believes that its relations with its employees is good. The Company does not currently have any key man life insurance on any of its directors or executive officers.


Risk Factors


     The Company's business is subject to the following risks. These risks also could cause actual results to differ materially from results projected in any forward-looking statement in this report.


Limited Operating History; History of Losses; Increased Expenses


     The Company commenced operations in January 1999 and therefore has only a limited operating history upon which an evaluation of its business and prospects can be based. Prior to January 1999, the Company had no operations or revenues. The Company incurred a net loss of $461,167 in the five months ended May 31, 1999. The Company has not had any revenue in recent years, it has never been profitable and there can be no assurance that, in the future, the Company will be profitable on a quarterly or annual basis. In addition, the Company plans to increase its operating expenses to expand its sales and marketing operations, fund greater levels of research and development, broaden its customer support capabilities and increase its administration resources. In addition, in view of the rapidly evolving nature of the Company's business and markets and limited operating history, the Company believes that period-to-period comparisons of financial results are not necessarily meaningful and should not be relied upon as an indication of future performance.


Need for Additional Financing; Uncertainty As a Going Concern


     Revenue from the Company's operations is not sufficient to finance the cost of development and marketing of its technology. Accordingly, the Company must raise substantial additional funding. The Company expects to be able to meet its financial obligations for approximately the next three months. There is no assurance that, after such period, the Company will be able to secure financing or that such financing will be obtained on terms favorable to the Company. Failure to obtain adequate financing could result in significant delays in development of new products and a substantial curtailment of operations. The Company has been in the development stage since its inception. It has had no operating revenue to date, has accumulated losses of $464,246, and will require additional working capital to complete its business development activities and generate revenue adequate to cover operating and further development expenses. This raises substantial doubt as to the Company's ability to continue as a going concern.


Unpredictability of Future Revenue; Potential Fluctuations in Quarterly Results


     As a result of the Company's limited operating history and the emerging nature of the market in which it competes, the Company is unable to forecast its revenue accurately. The Company's current and future expense levels are based largely on its investment plans and estimates of future revenue and are to a large extent fixed. Sales and operating results generally depend on the volume of, timing of and ability to fulfill orders received, which are difficult to forecast. The Company may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall in revenue in relation to the Company's planned expenditures would have an immediate adverse affect on the Company's business, financial condition and results of operations. Further, in response to changes in the competitive environment, the Company may from time to time make certain pricing, service or marketing decisions that could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.


     Second, the Company will emphasize consumer-oriented products rather than computer hardware and software. Although hardware and software have been the leading retail segment for Internet sales, heavy competition in this arena has led to decreasing gross margins. The Company believes the new high growth areas will be "lower tech" items and consumer products such as home furnishings, office supplies, beauty aids, groceries, cosmetics, cleaning supplies and industrial goods. See "Note Regarding Forward-Looking Statements."


Dependence on Marketing Relationship with PLIC


     The Company's products are primarily marketed by the Company's suppliers and PLIC. The Company's existing agreements with PLIC and suppliers of its products are nonexclusive and, in some cases, may be terminated without cause. Such organizations are not within the control of the Company, are not obligated to market the Company's products and may also represent and sell competing products. There can be no assurance that the PLIC will continue to provide the level of services and technical support necessary to provide a complete solution to the Company's customers or that it will not emphasize its own or third-party products to the detriment of the Company's products. The loss of PLIC, the failure of PLIC to perform under agreements with the Company or the inability of the Company to attract and retain new business with the technical, industry and application experience required to market the Company's products successfully could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.


Dependence on Key Personnel


     The Company's performance and future operating results are substantially dependent on the continued service and performance of its senior management and key technical and sales personnel. The Company intends to hire a significant number of additional technical and sales personnel in the next year. See "Note Regarding Forward-Looking Statements." Competition for such personnel is intense, and there can be no assurance that the Company can retain its key technical, sales and managerial employees or that it will be able to attract or retain highly-qualified technical and managerial personnel in the future. The loss of the services of any of the Company's senior management or other key employees or the inability to attract and retain the necessary technical, sales and managerial personnel could have a material adverse effect upon the Company's business, financial condition, operating results and cash flows. The Company does not currently maintain "key man" insurance for any senior management or other key employees.


Inability to Establish the Shopping Sherlock Brand.


     The Company may not be successful in establishing its brand. As competitive pressures in the online retail industry increase, the Company expects that brand strength will become increasingly important. The Company intends to devote substantial resources to establish the Shopping Sherlock brand. The reputation of the Shopping Sherlock brand will depend on the Company's ability to provide a high-quality online experience for consumers visiting its Web sites. If consumers are not satisfied with the quality of their shopping experience with the Company, they may stop visiting its Web site. In addition, negative experiences of consumers or producers with the

Company might result in publicity that could damage the Company's reputation. The Company's expenditure of additional resources to build the Shopping Sherlock brand may not generate a corresponding increase in revenue, and the Company may otherwise fail to promote its brand successfully. See "Note Regarding Forward-Looking Statements."


Liability for Information Displayed on the Company's Web Site.


     The Company may be subjected to claims for defamation, negligence, copyright or trademark infringement and various other claims relating to the nature and content of materials it publishes on its Web site. These types of claims have been brought, sometimes successfully, against online services in the past. The Company could also face claims based on the content that is accessible from its Web site through links to other Web sites.


Dependence on the Acceptance of Online Retailing.


     The demand for online retail products may not develop to a level sufficient to support the Company's continued operations or may develop more slowly than expected. The Company expects to derive almost all its revenue from sales to consumers over its Web site. The Internet has not existed long enough as a retailing medium to demonstrate its effectiveness relative to traditional retailing methods. Consumers that have historically purchased goods and services through traditional retail channels may be reluctant or slow to adopt online buying. Many consumers have limited or no experience using the Internet as a purchasing medium. See "Note Regarding Forward-Looking Statements."


Inability to Adapt to Rapid Changes in the Online Retailing Industry.


     Online retailing is characterized by rapidly changing technologies, frequent new product and service introductions, short development cycles and evolving industry standards. The recent growth of the Internet and intense competition in this industry exacerbate these market characteristics. The Company could incur substantial costs to modify its services or infrastructure to adapt to rapid technological change. The Company's future success will depend on its ability to adapt to the online retailing industry by maintaining and improving the performance, features and reliability of its products and services. The Company may experience technical difficulties that could delay or prevent the successful development, introduction or marketing of these products and services.


Dependence on Continued Growth in Use of the Internet.


     The success of the Company's business depends on continued growth in the use of the Internet, and the Company's business would suffer if Internet usage does not continue to grow. Internet usage may be inhibited for a number of reasons, such as:

     o    Inadequate network infrastructure;

     o    Security concerns;

     o    Inconsistent quality of service;

     o Disruptions resulting from the inability of computer systems to recognize the year 2000;

     o    Lack of available cost-effective, high-speed service;

     o    The adoption of new standards or protocols for the Internet; and

     o    Changes or increases in government regulation.


     Online companies have experienced interruptions in their services as a result of outages and other delays occurring due to problems with the Internet network infrastructure, disruptions in Internet access provided by third party providers or failure of third party providers to handle higher volumes of user traffic. If Internet usage grows, the Internet infrastructure or third party service providers may be unable to support the increased demands which may result in a decline of performance, reliability or ability to access the Internet. If outages or delays frequently occur in the future, Internet usage, as well as usage of the Company's Web site, could grow more slowly or decline.


Security and Privacy Issues


     The Company could be subject to litigation and liability if third parties were able to penetrate the Company's network security or otherwise misappropriate its customers' personal information or credit card information. This liability could include claims for unauthorized purchases with credit card information, impersonation or other similar fraud claims. It could also include claims for other misuses of personal information, such as for unauthorized marketing purposes. In addition, the Federal Trade Commission and some states have been investigating various Internet companies regarding their use of personal information. The Company could incur additional expenses and be required to change its current practices if new regulations regarding the use of personal information are adopted or should government agencies choose to investigate its privacy practices.


     The need to transmit confidential information securely has been a significant barrier to electronic commerce and communications over the Internet. Any compromise of security could deter people from using the Internet in general, or, specifically, from using it to conduct transactions that involve transmitting confidential information, such as purchases of goods or services. The Company's relationships with consumers may be adversely affected if the security measures that it uses to protect their personal information, such as credit card numbers, are ineffective. The Company cannot predict whether events or developments will result in a compromise or breach of the technology it uses to protect a customer's personal information.


     Furthermore, the Company's computer servers may be vulnerable to computer viruses, physical or electronic break-ins and similar disruptions. The Company may need to expend significant additional capital and other resources to protect against a security breach or to alleviate problems caused by any breaches. There can be no assurance that the Company can prevent or remedy all security breaches. If any of these breaches occur, the Company could lose customers and visitors to its Web site.


Dependence on Certain Manufacturers and Other Vendors


     The Company is entirely dependent upon manufacturers and distributors to provide merchandise for sale through the Company's online stores. The Company also relies upon its product vendors to fulfil a number of traditional retail functions, including maintaining inventory, accepting product returns, and preparing merchandise for shipment to individual customers. There can be no assurance that vendors of the products that the Company wishes to offer will agree to perform these tasks on behalf of the Company or will be willing or able to establish the necessary communication protocols to support the Company's direct shipment infrastructure. The failure of the Company or its vendors to arrange for the delivery of products in a timely manner, to accept product returns, to provide good customer service or to prepare merchandise properly for shipment to customers could cause customer dissatisfaction and result in the cancellation of orders, either of which could have a material adverse effect on the Company's business, financial condition and results of operations. The failure of the Company to maintain its relationships with existing product vendors on acceptable commercial terms, to establish similar relationships with vendors of products not currently offered by the Company but demanded by its customers, or to obtain satisfactory performance from such vendors could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.


Reliance on Other Third Parties


     In addition to its product vendors, the Company's operations depend to a significant degree on a number of other third parties, including telecommunication service providers. The Company has no effective control over these third parties and no long-term contractual relationships with any of them. From time to time, the Company could experience temporary interruptions in its Web site connection and its telecommunications access. Continuous or prolonged interruptions in the Company's Web site connection or in its telecommunications access would have a material adverse effect on the Company's business, financial condition and results of operations. The Company's agreements with its Internet service providers place certain limits on the Company's ability to obtain damages from the service providers for failure to maintain the Company's connection to the Internet.

Competition


     The electronic commerce market is new, rapidly evolving and intensely competitive, and the Company expects competition to increase in the future. Barriers to entry are minimal, and current and new competitors can establish Internet stores at relatively low cost. Moreover, all of the products sold by the Company are widely available through established traditional retail channels, and accordingly, the Company competes not only with other participants in the electronic commerce market but also with traditional retailers and resellers. The Company currently or potentially competes with a variety of other companies depending on the type of merchandise and sales format offered to customers. These competitors and potential competitors include: (i) segment-specific online retailers such as Amazon.com, BuyComp, CDNow, Dell Computer and Gateway International; (ii) online vendors of a broad selection of consumer products such as Cendant, CyberShop, iMall, Internet Shopping Network, iQVC, ONSALE, ValueAmerica, WorldSpy and Wal-Mart Online; (iii) a number of indirect competitors that derive a substantial portion of their revenues from electronic commerce, including America Online, Excite, Infoseek, Lycos, Microsoft Network, Prodigy and Yahoo!; (iv) mail order catalog operators such as Lands' End, Micro Warehouse, Sharper Image, Spiegel and Williams-Sonoma; (v) retail and warehouse/discount store operators such as Circuit City, Home Depot, Office Depot, Price/Costco, Staples and Target; and (vi) other national and international retail, catalog, distribution and manufacturing companies.


     The Company directly competes with Multi-Level Information Systems, Inc. ("MIS"), and 2021 Interactive in the Web site hosting and e-business services segment. MIS offers the MIS Internet Assistant, which enables companies to provide their sales associates with the ability to access sales information, sign up new associates and place orders via the Internet. MIS also offers business software (distributor, receivables and inventory tracking) to network marketing companies. 2021 Interactive's e-business service offering is Array, providing custom e-commerce enabled Web sites for sales associates, online ordering and access to product information. 2021 Interactive also offers a complete suite of business software for network marketing companies, including interactive voice response, forms processing, contact management, distribution and order tracking software. While the Company anticipates it will have a competitive advantage because of its fee structure and rebate shopping network, these two companies, with their established customer base, represent significant competition in this segment.


     Most of the Company's current and potential competitors have substantially longer operating histories, larger customer bases, greater brand recognition and significantly greater financial, marketing and other resources than the Company. In addition, competing online retailers may be acquired by, receive investments from or enter into other commercial relationships with larger, well-established and well-financed companies as the use of the Internet and other online services increases. Many of the Company's competitors may be able to secure merchandise from vendors on more favorable terms, respond more quickly to changes in customer preferences, devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing or inventory availability policies and devote substantially more resources to Internet site and systems development than the Company.


     Current and potential competitors have established or may establish cooperative relationships among themselves or directly with vendors to obtain exclusive or semi-exclusive sources of merchandise. Accordingly, it is possible that new competitors or alliances among competitors and vendors may emerge and rapidly acquire market share. Increased competition may result in reduced operating margins, loss of market share and a diminished brand franchise, any one of which could materially adversely affect the Company's business, results of operations and financial condition. There can be no assurance that the Company will be able to compete successfully against current or future competitors or alliances of such competitors, or that competitive pressures faced by the Company will not materially adversely affect its business, financial condition, operating results and cash flows.


Ability to Expand Product Lines


     The Company's business model also depends upon the Company's ability to offer a complete selection of brand name products in a broad variety of product categories. Many of the Company's product categories do not yet provide a broad product selection, and there can be no assurance that the Company will be able to establish vendor relationships that will enable it to achieve the breadth of product offerings necessary for the Company to succeed. Moreover, there can be no assurance that customers will be satisfied with the Company's current or future product offerings. The failure of the Company or PLIC to offer a satisfactory product selection could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.


Limited Customer Service Capabilities


     There can be no assurance that the Company will be able to hire the personnel necessary to build a customer service organization that is able to respond satisfactorily to the needs of the Company's customers. The failure of the Company to provide adequate customer service could damage the Company's reputation and could cause customers to transfer their business to other Internet retailers or traditional retail stores. Accordingly, there can be no assurance that the Company will not experience customer service capacity constraints and the failure to remedy such constraints in a timely manner could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.


Product Fulfilment Capabilities


     The Company believes that, to the extent that the number of product orders increases, the Company will need to establish more efficient or automated systems to, among other things, track shipments of products from vendors to customers, provide customer assistance and handle product returns. The failure of the Company to establish and maintain adequate systems and hire sufficient personnel to provide these vital functions would have a material adverse effect on the Company's business, financial condition, operating results and cash flows.


Developing Market; Unproven Acceptance of the Internet as a Medium for Commerce


     The Company's long-term viability is substantially dependent upon the widespread acceptance and use of the Internet as a medium of commerce. The use of the Internet as a means of effecting retail transactions is in a recent stage of development, and there can be no assurance that a sufficiently large number of customers will begin to use the Internet as a medium of commerce. Demand and market acceptance for recently introduced products and services over the Internet are subject to a high level of uncertainty and there exist few proven electronic commerce business models. For the Company to be successful, consumers and manufacturers that have historically relied upon traditional means of commerce to purchase and sell merchandise must accept and utilize new ways of conducting business and exchanging information. The Internet may not prove to be a viable medium of commerce for certain purposes because of inadequate development of the necessary infrastructure, such as a reliable network backbone, or delayed development of enabling technologies, such as high-speed modems and high-speed communication lines. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental regulation could slow or stop the growth of the Internet as a viable medium for commerce. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, accessibility and quality of service) remain unresolved and may adversely affect the growth of Internet use or the attractiveness of conducting commerce online. Because the exchange of information on the Internet is new and evolving, there can be no assurance that the Internet will prove to be a viable medium of commerce. The failure to resolve critical issues concerning the commercial use of the Internet, the failure of the necessary infrastructure to develop in a timely manner, or the failure of the Internet to continue to develop rapidly as a viable medium of commerce would have a material adverse effect on the Company's business, financial condition, operating results and cash flows.


Capacity   Constraints;   Reliance  on  Internally  Developed  Systems;   System
Development Risks


     A key element of the Company's strategy is to generate a high volume of traffic through, and purchases from, the Shopping Sherlock online store. Accordingly, the availability, reliability and satisfactory performance of the Company's Internet site, transaction processing systems and network infrastructure are critical to the Company's reputation and its ability to attract and retain customers and provide adequate customer service. The
Company's revenues depend on the number of visitors who shop at the online stores and the volume of orders the Company fulfills. Any network interruptions or system shortcomings that result in the unavailability of the Company's Internet site or reduced order fulfillment would reduce the volume of goods sold and the attractiveness of the Company's product and service offerings. System delays or interruptions could negatively impact a customer's shopping experience and reduce the likelihood that such customer would return to the Company's online store in the future. Substantial increases in the volume of traffic on the Company's Internet site or the number of orders placed by customers through the Company's online store may require the Company to further expand and upgrade its technology, transaction processing systems and network infrastructure. There can be no assurance that the Company will be able to accurately project the rate or timing of increases, if any, in the use of its Internet site, or to expand and upgrade its systems and infrastructure to accommodate such increases in a timely manner. The Company uses an internally developed system for its Internet site, product presentations, order management and purchasing.


Risks of Potential Government Regulation and Other Legal Uncertainties Relating to the Internet.


     The Company is not currently subject to direct federal, state or local regulation in the United States other than regulations applicable to businesses generally or directly applicable to electronic commerce. However, because the Internet is becoming increasingly popular, it is possible that a number of laws and regulations may be adopted in the United States with respect to the Internet. These laws may cover issues such as user privacy, freedom of expression, pricing, content and quality of products and services, taxation, advertising, intellectual property rights and information security. Furthermore, the growth of electronic commerce may prompt calls for more stringent consumer protection laws. The adoption of such consumer protection laws could create uncertainty in Internet usage and reduce the demand for all products and services.


     In addition, the Company is not certain how its business may be affected by the application of existing laws governing issues such as property ownership, copyrights, encryption and other intellectual property issues, taxation, libel, obscenity and export or import matters. It is possible that future applications of these laws to the Company's business could reduce demand for its products and services or increase the cost of doing business as a result of litigation costs or increased service delivery costs.


     Because the Company's services are available over the Internet in multiple states and foreign countries, other jurisdictions may claim that we are required to qualify to do business in each state or foreign country. The Company is qualified to do business only in Florida and Washington. The Company's failure to qualify in other jurisdictions when it is required to do so could subject the Company to taxes and penalties and could restrict the Company's ability to enforce contracts in those jurisdictions. The application of laws or regulations from jurisdictions whose laws do not currently apply to our business may have a material adverse affect on its business, results of operations and financial condition.


     The European Union recently adopted a directive addressing data privacy that may result in limits on the collection and use of consumer information. See "Business -- Government Regulation."


Proprietary Technology


     The Company's success is dependent on its ability to protect its intellectual property rights. The Company relies principally upon a combination of copyright and trade secret laws, non-disclosure agreements and other contractual provisions to establish and maintain its rights. To date, the Company has not applied for any patents or trademarks. As part of its confidentiality procedures, the Company generally enters into nondisclosure and confidentiality agreements with each of its key employees, consultants, distributors, customers and corporate partners, to limit access to and distribution of its software, documentation and other proprietary information. There can be no assurance that the Company's efforts to protect its intellectual property rights will be successful. Despite the Company's efforts to protect its intellectual property rights, unauthorized third parties, including competitors, may be able to copy or reverse engineer certain portions of the Company's software products, and use such copies to create competitive products.


     Policing the unauthorized use of the Company's products is difficult, and, while the Company is unable to determine the extent to which piracy of its software products exists, software piracy can be expected to continue. In addition, the laws of certain countries in which the Company's products are or may be licensed do not protect its products and intellectual property rights to the same extent as do the laws of Canada and the United States. As a result, sales of products by the Company in such countries may increase the likelihood that the Company's proprietary technology is infringed upon by unauthorized third parties.

     In addition, because third parties may attempt to develop similar technologies independently, the Company expects that software product developers will be increasingly subject to infringement claims as the number of products and competitors in the Company's industry segments grow and the functionality of products in different industry segments overlaps. Although the Company believes that its products do not infringe on the intellectual property rights of third parties, there can be no assurance that third parties will not bring infringement claims (or claims for indemnification resulting from infringement claims) against the Company with respect to copyrights, trademarks, patents and other proprietary rights. Any such claims, whether with or without merit, could be time consuming, result in costly litigation and diversion of resources, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company or at all. A claim of product infringement against the Company and failure or inability of the Company to license the infringed or similar technology could have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

Year 2000 Compliance

     The Company is aware that many software products assume a century number (usually "19") when storing data and performing date calculations to save space, and that this has the effect of making the year 2000 recognized as the year 1900, for instance. This can result in systems failures or other disruptions to the operations of that computer system or program. As the Company is heavily dependent on information technology, such a failure could result in material and adverse effects on the Company.

     All of the Company's systems were designed and implemented with operation in the year 2000 and beyond in mind, and the Company's systems staff have spent a significant amount of time researching year 2000 issues before implementing particular software systems. The Companyis continually monitoring the documentation of its software vendors to ensure that it is aware of and able to compensate for any issues its software vendors disclose. This is in addition to the Company's standard verification tests, which it uses to verify its own software quality. The Company expands the definition of the year 2000 compliance issues, as well, by testing for proper leap year calculations in all its products, as it has been noted that a number of software vendors' products have problems with detecting the year 2000 as a leap year.

     The Company's ongoing year 2000 compliance monitoring includes testing all new software to be deployed on its systems with its procedures for data storage, and confirming with the vendor that the product is Year 2000 compliant. The Company is also communicating with its suppliers to ensure that these suppliers are at an appropriate state of year 2000 readiness and to determine the effect their state of readiness has on our operations. The Company is also auditing its communications links with suppliers to ensure that the software, systems, and networks used are year 2000 compliant. The Company is also evaluating year 2000 compliance of its credit card processors and other financial intermediates through which transactions are processed. The Company has contingency plans in place to switch to replacement processors should a processor be unable to be year 2000 compliant by September 30, 1999.

     The Company's Year 2000 Compliance Program is an integral and inseparable part of information technology (IT) policy, and verifications are done as a part of normal procedures. As such the costs for year 2000 compliance testing is a part of the normal IT research, development and implementation budget. The Company's internal software policies and test procedures will be amended mid-year 2000 to include testing for unrelated date issues. The Company believes that the costs of the year 2000 compliance program will not have any material adverse effect on the results of its operations or financial condition.


Directors' and Officers' Involvement in Other Projects


     Many of the officers and directors of the Company serve as directors, officers and/or employees of companies other than the Company. While the Company believes that such officers and directors will be devoting adequate time to effectively manage the Company, there can be no assurance that such other positions will not negatively impact an officer's or director's duties for the Company.

ITEM 2            FINANCIAL INFORMATION

                      SELECTED CONSOLIDATED FINANCIAL DATA

         The following selected consolidated financial data of the Company are qualified in their entirety by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated Financial Statements and Notes thereto included elsewhere in this Registration Statement. The consolidated statement of operations data for the fiscal years ended December 31, 1996, 1997 and 1998 and the five-month period ended May 31, 1999 and the consolidated balance sheets dated at December 31, 1997 and 1998 and at May 31, 1999 are derived from, and are qualified by reference to, the Company's Audited Consolidated Financial Statements, which were audited by BDO Seidman LLP, and which appear elsewhere in this Registration Statement.

                             Five Months Ended                               Years ended
                                   May 31,                                   December 31,
                            ------------------------  -------------------------------------------------------------
                               1999         1998        1998         1997        1996        1995         1994
                                         (unaudited)                                       (unaudited) (unaudited)
                            ------------ ----------- -----------  ----------- ------------ ----------- ------------
Consolidated Statement of
Operations Data:
Revenue ...............   $      --      $      --  $     --        $   --     $    --     $   --     $   --
Operating Expenses ....       461,167           --     2,079            --          --         --         --
Net income (loss) for
the period ............      (461,167)          --    (2,079)           --          --         --         --
Earnings (loss) per
 common share .........   $     (0.12)   $   (0.00) $  (0.01)       $(0.00)    $ (0.00)    $(0.00)    $0.00)
Weighted average shares
 outstanding ..........     3,976,516        100,000  445,833       100,000     100,000    100,000   100,000




                             As at May
                               31,                                 As At December 31,
                           ------------- ------------------------------------------------------------------
                              1999          1998          1997        1996          1995        1994
                                                                   (unaudited)  (unaudited)  (unaudited)
                           ------------  ------------  ------------ ------------ ------------- ------------
Consolidated   Balance  Sheet
Data:
Cash and cash equivalents. $  725,120   $     --     $     --     $     --     $     --     $     --
Working capital
  (deficiency) .........      714,329         --           --           --           --           --
Total assets ...........    2,853,745         --           --           --           --           --
Non-current liabilities          --           --           --           --           --           --
Stockholders' equity ...   $2,788,833   $     --     $     --     $     --     $     --     $     --


           MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                            AND RESULTS OF OPERATIONS


     The following discussion contains forward-looking statements that involve risks and uncertainties. The Company's actual results could differ materially from those discussed in these forward-looking statements as a result of various factors, including those set forth in "risk factors" and elsewhere in this Registration Statement. The following discussion should be read in conjunction with the financial statements and notes thereto included elsewhere in this Registration Statement.


     The Company is an e-commerce services provider and online retailer of consumer products. The Company was inactive from its inception until the first quarter of 1999 when it initiated its software development program, developed and launched its beta site and commenced the e-Commerce Direct Marketing Organization "DMO" program. On May 26, 1999, the Company acquired SSI, a Delaware corporation, whose sole asset is the strategic alliance agreement with PLIC. SSI was incorporated on January 20, 1999 and did not conduct any business from the date of inception to May 31, 1999. During the first five months of 1999, the Company's primary activities related to the:

     o    development of its primary and secondary server platforms;

     o    development of software for its online retail sites;

     o design and construction of an Electronic Data Interchange ("EDI") platform;

     o development of the Company's Website and e-business services Direct Marketing Organization Platform ("DMO Platform") for one of its main affinity groups;

     o    development of business processes;

     o    development of operating procedures and systems; and

     o    development    of   the   Company's    first   online   retail   site,
          www.usrebatewarehouse.com.


     The Company has a limited operating history and is still in the early stages of development. The Company has not generated any revenues. Management anticipates revenues, beginning in the third quarter in 1999, from three primary sources:

     1.   Product sales from the Company's online store;

     2. Fees collected for Website and e-business services, including Web design, preparation of digital images and monthly fees from "DMO Platform" agreements; and

     3. Rebates from its reciprocal rebate agreement with PLIC, the Company's strategic partner. See "Note Regarding Forward-Looking Statements."


     The Company's product vendors ship products directly to the customer, typically within two to three weeks after a customer places an order. Revenue from product sales is recognized upon shipment from the vendor. The Company is responsible for selling the merchandise, collecting payment from the customer, ensuring that the shipment reaches the customer and processing returns.


     The Company recognizes Web site development costs as incurred and recognizes the merchant Website and systems development and listing revenues over the period of the related agreement. Amounts that are billed under the terms of these agreements, but not yet earned, are reflected as deferred revenue. Certain of these agreements provide that suppliers pay a renewal fee to continue product listings beyond the initial listing periods. Revenue from these renewal fees will be recognized ratably over the renewal term.

     To date, payments for products purchased through PLIC's interactive voice recognition system have been primarily made with credit cards. The Company expects this means of payment to continue through the Company's online stores. The Company anticipates receiving payment from a customer's credit card upon shipping. See "Note Regarding Forward-Looking Statements."


     The Company expects that its operating expenses will increase significantly during the foreseeable future as the result of its plans to:

     o    increase expenditures on marketing, advertising and promotion;

     o    hire additional personnel;

     o    enhance existing hardware and e-commerce capabilities; and

     o    establish strategic vendor relationships.


     The Company has a limited operating history upon which to base an evaluation of its business. The Company's business and prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of development, particularly companies in new and rapidly evolving markets such as electronic commerce.


Results of Operations


     The Company was formed on August 17, 1984, but did not commence operations until January 1999. The Company incurred expenses of $1,000 during the initial incorporation in 1984 and did not incur any further expenses until 1998 when the Company incurred further expenses of $2,079 for professional fees in preparing audited financial statements. Accordingly, discussions of periods prior to January 1999 have not been included. No proforma statements of prior years are presented because the subsidiary, SSI, was not incorporated until January 1999 and did not have any operations until June 1, 1999.


     All operations of the Company were conducted through the Company from January 1999 to May 31, 1999. In May 1999, the Company acquired SSI, which had been inactive from inception to May 31, 1999. On June 1, 1999, the Company has transferred all of its operations to SSI. The Company has accounted for the acquisition of SSI using the purchase accounting method which values the assets of the acquiring Company and any excess of the purchase price over the net assets acquired is assigned to goodwill. The fair values of the assets and liabilities of the subsidiary, SSI, are then combined with the parent Company to prepare the consolidated statements. SSI's only asset was the strategic alliance agreement with PLIC signed on February 4, 1999. As a result, the Company recorded the entire purchase price of $2,000,000 as goodwill.


Five Months Ended May 31, 1999 Compared to Five Months Ended May 31, 1998


     Revenue. The Company generated no revenue for the five-month period ended May 31, 1999 and the five-month period ended May 31, 1998.


     Cost of Revenue. The Company incurred no cost of revenue for the five-month period ended May 31, 1999 and five-month period ended May 31, 1998.


     Technical and System Development Expenses. Technical and system development expenses were $243,824 for the five months ended May 31, 1999 compared with no expenses for the five months ended May 31, 1998. Technical and system development expenses consist primarily of expenses incurred for the development and maintenance of the software required to support the Company's online stores, including employee compensation and the cost of developing and improving store content, Internet connectivity, operations and reporting. This increase is primarily attributable to the Company entering into a strategic e-commerce agreement on February 4, 199 pursuant to which it paid a one-time fee of $150,000. Other significant costs were payroll and consulting expenses of $54,400 for the five months ended May 31, 1999 relating to the design of its information and electronic data interchange systems. The Company expects that technical and systems development expenses will continue to increase for the foreseeable future.


     Sales and Marketing Expenses. Sales and marketing expenses for the five months ended May 31, 1999 were $32,548 compared with no expenses for the five months ended May 31, 1998. Sales and marketing expenses consist of costs associated with designing and marketing the Company's online stores. The increase primarily reflected the commencement of the Company's e-commerce activities in January 1999, an increase in the number of employees and preliminary development of the Company's promotional materials. Payroll expenses relating to merchandising, advertising and promotion department employees were $20,540 for the five months ended May 31, 1999. The Company expects that sales, advertising and marketing expenses will continue to increase significantly for the foreseeable future as it continues to expand its operations.


     General and Administrative Expenses. General and administrative expenses consist of management and executive compensation, rent, professional services, telephone expense, travel, postage and other general corporate expenses. General and administrative expenses were $180,640 for the five months ended May 31, 1999 compared with no expenses for the five months ended May 31, 1998. This increase reflected the hiring of additional management, increased facilities charges and substantially increased activity levels to support the expansion of the Company's operations, all of which were undertaken in early 1999. Payroll expenses relating to general and administrative personnel were $74,816 in the five months ended May 31, 1999. Professional fees were $59,096 in the five months ended May 31, 1999 reflecting the cost of raising funds and signing of agreements. Travel and accommodation expenses were $24,079 in the five months ended May 31, 1999.


     Income Taxes. Shopping Sherlock has not generated any taxable income to date and therefore has not paid any federal income taxes since inception. Deferred tax assets created primarily from net operating loss carryforwards have been fully reserved as management is unable to conclude that future realization is more likely than not.


Liquidity and Capital Resources


     As at May 31, 1999, the Company consolidated cash position was $725,120 and the consolidated working capital was $714,329.


     Since inception, the Company has financed its operations solely from capital contributions from stockholders. During the five-month period ended May 31, 1999 the Company received proceeds of $1,250,000 from the sale of common stock.


     Net cash used in operating activities was $451,221 for the five-month period ended May 31, 1999, used primarily to fund operations.

     The Company incurred capital expenditures of $78,659 in the five-month period ended May 31, 1999. These expenditures are primarily for computer equipment and furniture and fixtures associated with the Company's continued new employee growth, new facilities and continued systems development.

     The Company currently has no commitments for any credit facilities such as revolving credit agreements or lines of credit that could provide additional working capital. Based on its existing capital resources, the Company believes that it will be able to fund operations through the third quarter of 1999. The Company's capital requirements depend on several factors, including the success and progress of product development programs, the resources devoted to developing products, the extent to which products achieve market acceptance, and other factors. The Company anticipates that it will require substantial additional financing to fund its working capital requirements. There can be no assurance, however, that additional funding will be available or, if available, that it will be available on terms acceptable to the Company. If adequate funds are not available, the Company may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with strategic partners that require the Company to relinquish rights to certain of its technologies or products. There can be no assurance that the Company will be able to raise additional cash if its cash resources are exhausted. The Company's ability to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the Company's business performance.

     The Company has been in the development stage since its inception. It has had no operating revenue to date, has accumulated losses of $464,246, and will require additional working capital to complete its business development activities and generate revenue adequate to cover operating and further development expenses. This raises substantial doubt as to the Company's ability to continue as a going concern.

Market Risk

     Market risk inherent in financial instruments outside the financial statements is considered immaterial.

Year 2000 Issue

     The Year 2000 issue arises with the change in century and the potential inability of information systems to correctly "rollover" dates to the new century. To save on computer storage space, many systems were programmed with a two-digit century (i.e. December 31, 1999 would appears as 12/31/99) assuming that all years would be part of the 20th century. On January 1, 2000, systems with this programming will default to 01/01/1900 instead of 01/01/2000, and calculations using or reporting the date will not be correct and errors will arise. To prevent this from occurring, information systems need to be updated to ensure they recognize the Year 2000.

     The Company has conducted a review of its computer systems to identify the systems that could be incompatible with dates beyond December 31, 1999, and is developing an implementation plan to resolve issues that may arise. The Company believes that the expected cost and availability of resources, to recover information not properly processed after December 31, 1999, would not result in a material effect on its results of operations.

     The Company began its Year 2000 strategy by compiling a list of all computerized equipment and making a determination of how, if at all, the software will be affected by Year 2000. Although the effect is so far unquantified, all of the Company's software and hardware is recent, and therefore the Company anticipates that it will have sufficient time to test any new systems that need to be installed. All of the Company's financial and business records will be backed up to ensure that no loss of information can occur. The Company does not anticipate incurring significant costs in this regard.

     The Company has contacted each of its strategic partners (including PLIC), consultants, contractors and significant suppliers and have obtained assurances from some of them that their relevant operating software and systems are Year 2000 compliant or would be by December 31, 1999. The Company plans to continue to make inquiries of those suppliers and service providers who have not yet provided information regarding their Year 2000 compliance status. The Company is monitoring the status of all of its significant service providers' and suppliers' Year 2000 compliance efforts to minimize the risk of any material adverse effect on its operations resulting from compliance failures. The Company has also, in some cases, identified alternative sources of supply or service should its present suppliers or service providers encounter Year 2000 compliance problems.


Recent Accounting Pronouncements

Accounting for Derivative Instruments and Hedging Activities.


     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities." The Statement establishes accounting and reporting standards requiring that every derivative instrument (including some types of derivative instruments embedded in other contracts) be recorded in the balance sheet as either an asset or liability measured at its fair value. The Statement requires that changes in the derivative's fair value be recognized currently in earnings unless specific hedge accounting criteria are met. Special accounting for qualifying hedges allows a derivative's gains and losses to offset related results on the hedged item in the income statement, and requires that a company must formally document, designate, and assess the effectiveness of transactions that receive hedge accounting. SFAS 133 is effective for fiscal years beginning after June 15, 2000 and must be applied to instruments issued, acquired, or substantively modified after December 31, 1997. The Company does not expect the adoption of the accounting pronouncement to have a material effect on its financial position or results of operations.

ITEM 3            PROPERTIES

     The Company currently leases approximately 1,723 square feet of office space located at Suite 152, 11201 S.E. 8th Street, Bellevue, Washington, 98004. The lease is for a twenty-one and one-half month term commencing June 15, 1999 and is at a rate of $41,352 per year.


     The Company leases approximately 2,400 square feet of office space in Vancouver, Canada on a month-to-month basis. The rent payable under the lease is $5,400 per month. See "Item 7 Certain Relationships and Related Transactions."


ITEM 4            SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information concerning the number of shares of Common Stock owned beneficially as of June 28, 1999 by: (i) each person known to the Company to own more than five percent (5%) of any class of the Company's voting securities; (ii) each director of the Company; and (iii) all directors and officers as a group. Unless otherwise indicated, the shareholders listed possess sole voting and investment power with respect to the shares shown.


                                                                            Amount and Nature of      Percent
Title of Class           Name and Address of Beneficial Owner               Beneficial Owner         of Class(1)
--------------           ------------------------------------               ----------------         -----------
Common Stock          Richard Stewart (2)                                         1,800,000              20.0%
Common Stock          All directors and officers as a group (7 persons)           1,800,000              20.0%

--------------------

(1)  Based on an aggregate 9,000,000 Shares outstanding as of June 28, 1999.
(2) Represents 600,000 shares held by the Stewart Family Trust of which Mr. Stewart is a beneficiary and 1,200,000 shares held by PLIC, a corporation controlled by Mr. Stewart. The address of Mr. Stewart is 24254 San Fernando Road, Newhall, California, 91321.

     The Company is not aware of any arrangement which might result in a change in control in the future.

ITEM 5            DIRECTORS AND EXECUTIVE OFFICERS

Executive Officers and Directors


     The following table sets forth certain information concerning the Company's executive officers and directors as of June 28, 1999:


Name                        Age           Position with the Company

Phillip Garratt*             48           President, Chief Executive Officer and
                                                 Director
Mitchell Eggers*             37           Chief Operating Officer and Director
Patrick McGrath              27           Chief Financial Officer
Jan Walter                   27           Chief Technical Officer
Richard Stewart              53           Director
Jasbir Dhaliwal*             41           Director
Raeanne Steele               45           Executive Vice-President of Sales and
                                          Marketing and Director
         ---------------------
         *  Audit Committee Member

     Philip J. Garratt has served as the Company's President, Chief Executive Officer and Director since June 1999. From 1994-1998, Mr. Garratt served as president and chief executive officer of CNH de Venezuela, a provider of high capacity wireless telephony and data transmission services in Venezuela. In 1993, Mr. Garratt founded Norcom Networks Corporation, a provider of value-added fixed and mobile communication services within

North America.  Prior to starting  Norcom,  Mr. Garratt was president and CEO of
Cycomm  International,   Inc.,  a  telecommunications  equipment  company  which
provided secure wireless products for voice and data transmission.


     Mitchell Eggers has served as the Company's Chief Operating Officer and Director since June 1999. From 1997 to 1999, Dr. Eggers was a researcher and consultant for development stage technology companies. From 1991 to 1995 Dr. Eggers was a research demographer for the Economic Commission of Europe, United Nations, Geneva, Switzerland. Prior to that, he was a postdoctoral fellow at the Population Research Center, University of Chicago. His Ph.D was granted in 1990 by the University of Pennsylvania. Currently Dr. Eggers serves on the Board of Directors of Instant Documents Inc., a Dallas, Texas based Internet courier company and Intelispan Inc., a Scottsdale, Arizona virtual private networking company.


     Patrick McGrath has served as the Company's Chief Financial Officer since April 1999. Prior to that time, Mr. McGrath was an accountant with a management consulting and accounting services firm. Mr. McGrath received his Bachelor of Commerce degree from Memorial University of Newfoundland in 1995 and is a Certified General Accountant.


     Jan Walter has served as the Company's Chief Technical Officer since June 1999. From 1994 to 1999, Mr. Walter has been a freelance computer systems and software consultant and is also the owner of Centurion Services, a systems consulting and development company. Mr. Walter has authored a book on the C++ programming language for Macmillan Computer Publishing, as well as having contributed to a book on the Linux Operating System.


     Richard Stewart has served as a director of the Company since April 1999. In 1991, Mr. Stewart co-founded and is currently President and CEO of Premier Lifestyles International Corporation, a marketing company.


     Jasbir Dhaliwal has served on the Company's board of directors since April 1999. Prior to that time, Dr. Dhaliwal was an information systems consultant and published author in the areas of information systems research and electronic commerce. Dr. Dhaliwal has consulted with many multi-national corporations including Unilever Ltd., IBM, EDI Malaysia, Guiness Anchor Ltd., Andersen Consulting, and Johnson & Johnson Asia Pacific. From 1996 -1998 Dr. Dhaliwal was the Leader of the Interdisciplinary Advisory Group on Multimedia Applications to the Deputy Vice-Chancellor, National University of Singapore (NUS), and in 1997, he was an elected Board Member and Director of Professional Education with the Chartered Institute of Transport.


     Raeanne Steele has served as the Executive Vice-President of Sales and Marketing since January 1999 and as a director since June 1999. Prior to that time, she served as a consultant providing contractual services to the private and public sector in business development, market research, business planning, and communications. Ms. Steele received a bachelor's degree in education and an MBA in marketing from the University of Alberta. She also holds a Journalism Certificate from Langara College, Vancouver. She is currently enrolled in the E-Commerce Certificate program at the Technical University of British Columbia.


Board of Directors


     Each member of the Board of Directors is elected annually and holds office until the next annual meeting of shareholders or until his successor has been elected or appointed, unless his office is earlier vacated in accordance with the Bylaws of the Company. Officers serve at the discretion of the Board and are appointed annually. The Board currently has one committee, the Audit Committee.


     None of the Company's directors or executive officers are parties to any arrangement or understanding with any other person pursuant to which said individual was elected as a director or officer of the Company. No director or executive officer of the Company has any family relationship with any other officer or director of the Company.

Audit Committee


     The Audit Committee recommends independent accountants to the Company to audit the Company's financial statements, discusses the scope and results of the audit with the independent accountants, reviews the Company's interim and year-end operating results with the Company's executive officers and the Company's independent accountants, considers the adequacy of the internal accounting controls, considers the audit procedures of the Company and reviews the non-audit services to be performed by the independent accountants. The members of the Audit Committee are Jasbir Dhaliwal, Philip Garratt and Mitchell Eggers.


ITEM 6            EXECUTIVE COMPENSATION

Compensation of Executive Officers


     The Company did not pay any compensation to its executive officers for the fiscal year ended December 31, 1998. Development activity of the company commenced in January 1999.


Employment and Consulting Agreements


     Effective June 24, 1999, Phillip Garratt, Patrick McGrath, Mitchell Eggers, Jan Walter and Raeanne Steele have entered into employment agreements with the Company, providing for annual salaries of $120,000, $40,800, $120,000, $60,000 and Cdn.$120,000, respectively. The employment for each of the above officers is "at will" and may be terminated without cause at any time, subject to certain notice provisions. The employment agreements are governed by the laws of the state of Washington.


     On February 15, 1999, the Company entered into a Consulting Agreement for Non-Technical Services (the "Consulting Agreement") with John C. Jones, a former director of the Company. Pursuant to the terms of the Consulting Agreement, Mr. Jones provides consulting services to the Company in exchange for a $5,000 per month fee and reimbursement of certain expenses. The term of the agreement is six (6) months ending on August 15, 1999, except that the Company may terminate Consulting Agreement in the event of a material breach of the Consulting Agreement by Mr. Jones, subject to certain notice requirements.


     On April 1, 1999, the Company entered into a Consulting Agreement (the "TUBC Agreement") with Technical University of British Columbia ("TUBC"). Dr. Jasbir Dhaliwal, a director of the Company, is an Associate Professor at TUBC and is providing services to the Company under the TUBC Agreement. Pursuant to the Terms of the TUBC Agreement, TUBC will provide consulting services to the Company in exchange for a consulting fee of Cdn.$5,113 per month for a period of 12 months. The initial term of the TUBC Agreement is 12 months and may be terminated by either party on sixty (60) days' notice.


Compensation of Directors


     During the most recently completed fiscal year ended December 31, 1998, there was no compensation paid by the Company to the directors for their services as directors except as otherwise disclosed herein. There are no standard arrangements for any such compensation to be paid other than reimbursement for expenses incurred in connection with their services as directors.


1999 Stock Option Plan


     In June 1999, the Company's board of directors adopted the 1999 Stock Option Plan. The Stock Option Plan will terminate on the earlier of June 30, 2009 or such other date as the board of directors may determine. The Stock Option Plan is administered by the board of directors (or a committee thereof) and provides that options may be granted to officers, directors, employees and other persons, including consultants, as determined by the Plan Administrator in its sole discretion.

     The options issued under the Stock Option Plan are exercisable at a price fixed by the Plan Administrator, in its sole discretion; provided that options granted in substitution for outstanding options of another corporation in connection with a merger, consolidation, acquisition of property or stock or other reorganization involving such corporation and the Company or any of the Company's subsidiaries may be granted with an exercise price equal to the exercise price for the substituted option of the other corporation, subject to adjustment. Subject to exceptions in the Stock Option Plan relating to death, divorce and estate planning techniques, options granted under the Stock Option Plan are non-assignable and non-transferable.

     The maximum number of the shares reserved for issuance under the Stock Option Plan including options currently outstanding is 1,000,000 shares. As of June 28, 1999 no stock options have been granted under the plan.

ITEM 7            CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     Except as otherwise disclosed herein, no director, senior officer, principal shareholder, or any associate or affiliate thereof, had any material interest, direct or indirect, in any transaction since the beginning of the last financial year of the Company that has materially affected the Company, or any proposed transaction that would materially affect the Company, except for an interest arising from the ownership of shares of the Company where the member will receive no extra or special benefit or advantage not shared on a pro rata basis by all holders of shares in the capital of the Company.


     On May 26, 1999, the Company acquired SSI, an entity controlled by Richard Stewart, a director of the Company. Under the terms of the acquisition, entities controlled by Mr. Stewart (including PLIC) received an aggregate of 1,800,000 shares of the Company's common stock at a deemed purchase price of $1,800,000.


     From January 1999 to May 31, 1999, the Company reimbursed 5215 Holdings Inc. ("5215"), a company for which Phillip Garratt serves as a director, $176,500 for costs associated with the start-up of the Company's product development office in Vancouver for the period January 1999 to May 31, 1999. The Company pays 5215 rent of $5,400 a month for the premises in Vancouver and has a damage deposit on account of $10,800 for the premises. This is an informal agreement and may be cancelled at any time. The Company continues to reimburse 5215, at cost, for reasonable expenses incurred by 5215 on the Company's behalf.


     On February 4, 1999, the Company, through its wholly-owned subsidiary, entered into a Strategic Alliance Agreement with PLIC, a company controlled by Mr. Stewart. Under the terms of the agreement, PLIC granted the Company the right to directly market the Company's online stores to members of PLIC's rebate shopping network, to place links to its Web sites on Web sites sponsored by PLIC and to distribute memberships in PLIC's rebate shopping network. In addition, PLIC agreed to provide transaction processing and product fulfillment services to the Company and to give the Company access to its list of participating merchants and product inventory on an ongoing basis. In exchange, the Company agreed, on an exclusive basis, to sell, market and honor PLIC product rebate network memberships and, subject to certain exceptions, to use PLIC's transaction processing and product fulfillment services. The Strategic Alliance Agreement is for a perpetual duration, but may be terminated by either party for cause.


     The Company paid to PLIC a one time payment of $150,000 on the signing of the Strategic Alliance Agreement and paid $10,000 for the initial set up costs of the customer helpdesk. The parties are also jointly responsible for all capital and startup costs in connection with the helpdesk and will be billed on a pro-rata basis according to the number of customer orders placed through the helpdesk. PLIC and the Company have agreed to design jointly a Web site which would feature links to both the Company's Web sites and other Web sites operated by PLIC. The parties agree to share equally in the advertising net revenues from such joint sites.


     The Company has agreed to pay PLIC a commission or a finders fee for introducing the Company to direct marketing organizations that utilize the Company's e-commerce solutions. It is anticipated that the commissions will take the form of a percentage of sales or fees collected from individuals using the online site. Specific amounts are negotiated on a case by case basis.


     In June 1999, the Company entered into employment agreements with Philip Garratt, Mitchell Eggers, Raeanne Steele, Patrick McGrath and Jan Walter. The Company has also entered into Consulting Agreements with

John C. Jones, a former director, which terminates on August 15, 1999, and also with Dr. Jasbir Dhaliwal, a current director of the Company. See "Management -- Employment and Consulting Agreements."


ITEM 8            LEGAL PROCEEDINGS

     The Company is not a party to, and none of the Company's property is subject to, any pending or threatened legal proceeding.


ITEM 9 MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

     The Company's shares have traded on the NASD Over-The-Counter Bulletin Board Market (the "OTCBB") since March 31, 1999 under the symbol SSLK. The Company's symbol was changed to SSLKE on June 1, 1999. On July 2, 1999, the Company ceased trading on the OTCBB. The following is a summary of trading, on a calendar quarter basis, in the shares on the OTCBB during 1999:


The NASD OTC Bulletin Board

         ---------------------------- -------------------------- ------------------------- --------------------------
              Quarter Presented                 High                       Low                      Volume
         ---------------------------- -------------------------- ------------------------- --------------------------
         ---------------------------- -------------------------- ------------------------- --------------------------
         1st Quarter --1999                     $6.25                     $5.38                     191,000
         (on March 31, 1999)
         ---------------------------- -------------------------- ------------------------- --------------------------
         2nd Quarter -- 1999                    $9.75                     $5.62                     717,100
         ---------------------------- -------------------------- ------------------------- --------------------------

     The price for the Company's shares on the OTCBB on June 28, 1999, was $6.47
(High) and $6.38 (Low), and the close price was $6.47. The prices reflected represent interdealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.


     Other than described above, the Company's shares are not and have not been listed or quoted on any other exchange or quotation system.


     As of June 28, 1999, the Company had approximately 38 shareholders of record (including nominees and brokers holding street accounts) of the Company's shares.


     The Company has never paid dividends on its shares. The Company currently intends to retain earnings for use in its business and does not anticipate paying any dividends in the foreseeable future.


ITEM 10           RECENT SALES OF UNREGISTERED SECURITIES

     On February 17, 1999, the Company issued 5,000,000 shares of common stock at a price of $0.05 per share for an aggregate purchase price of $250,000. The shares were issued to the following persons: Brian James, Prostar Ltd., Eric Silinger, Peter Garratt, Gary James, Robert Parker, David Flower, Kole Jovanovski, Zorica Kostovska, Kiril Pancevski, Pero Jovanov, Filip Petrovski, Slavko Trifunovski, Epicenter Venture Finance Ltd., Peter Snape, Savannah Foundation Ltd., Keith Moriarty, Marjorie Surbey, Jacques Conforti and Christopher Brown. The shares were issued to holders outside the United States pursuant to an exemption from registration under Rule 504 of Regulation D under the Securities Act of 1933, as amended (the "Securities Act").

     On April 16, 1999, the Company issued 1,000,000 shares of common stock at a price of $1.00 per share for an aggregate purchase price of $1,000,000, pursuant to agreements dated March 25, 1999. The shares were issued to the following persons: Jim Fitzgerald, Jer O'Callaghan, Jim O'Callaghan, Brian Weldon, Anthony Forde, Tony Duddy, Thomas O'Gorman, Greenland Investments Inc., Hugh Farrington, David O'Brien, Gerard Murray, Gerard Walsh, Brian Gillespie, Noel Dineen, Richard O'Shea, Ernest Holloway and Guernroy Ltd. The shares were issued to holders outside the United States pursuant to an exemption from registration under Rule 506 of Regulation D under the Securities Act.

     On May 26, 1999, the Company issued 2,000,000 shares of common stock at a deemed purchase price of $1.00 share in connection with the Company's acquisition of SSI. The acquisition agreement embodied terms and conditions as set forth under a previous agreement dated February 17, 1999. The aggregate deemed purchase price was $2,000,000. The shares were issued to the following shareholders of SSI, The Becker Family Trust, Stewart Family Partners and PLIC. The shares were issued pursuant to an exemption from registration under Rule 506 of Regulation D under the Securities Act.


ITEM 11           DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED

     The Company's authorized capital consists of 50,000,000 shares of common stock, $.001 par value. At May 31, 1999, there were 9,000,000 shares issued and outstanding and an additional 1,000,000 shares have been reserved for issuance under the Company's 1999 Stock Option Plan.


     All shares are of the same class and have the same rights, preferences and limitations. The holders of the shares are entitled to dividends in cash, property or shares as and when declared by the Board of Directors out of funds legally available therefor, to one vote per share at meetings of security holders of the Company and, upon liquidation, to receive such assets of the Company as are distributable to the holders of the shares. Upon any liquidation, dissolution or winding up of the business of the Company, if any, after payment or provision for payment of all debts, obligations or liabilities of the Company shall be distributed to the holders of shares. There are no pre-emptive rights or conversion rights attached to the shares. There are also no redemption or purchase for cancellation or surrender provisions, sinking or purchase fund provisions, or any provisions as to modification, amendment or variation of any such rights or provisions attached to the shares of the Company.


ITEM 12           INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Florida law permits the Company indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed proceeding by reason of the fact that he is or was a director or officer of the Company or any other person designated by the board of directors which may include any person serving at the request of the Company as a director, officer, employee, agent, fiduciary or trustee of another corporation, partnership, joint venture, trust, employee benefit plan or other entity or enterprise, in each case, against certain liabilities including damages, judgments, amounts paid in settlement, fines, penalties and expenses including attorneys' fees and disbursements, except where such indemnification is expressly prohibited by applicable law, where such person has engaged in willful misconduct or recklessness or where such indemnification has been determined to be unlawful. Such indemnification as to expenses is mandatory to the extent the individual is successful on the merits of the matter. Florida law also permits the Company to provide similar indemnification to employees and agents also who are not directors or officers. The determination of whether an individual meets the applicable standard of conduct may be made by the disinterested directors, independent legal counsel or the shareholders. Florida law also permits indemnification in connection with a proceeding brought by or in the right of the Company to procure a judgment in its favor. Insofar as indemnification for liabilities arising under the SEC may be permitted to directors, officers, or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

ITEM 13           FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA


Report of Independent Certified Public Accountants


Financial Statements


     Consolidated Balance Sheets

     Consolidated Statement of Operations

     Consolidated Statement of Changes in Stockholders Equity

     Consolidated Statement of Cash Flows

     Notes to Consolidated Financial Statements

Report of Independent Certified Public Accountants



Board of Directors and Stockholders of
Shopping Sherlock, Inc.

We have audited the accompanying consolidated balance sheets of Shopping Sherlock, Inc. (a development stage company) and its subsidiary ("the Company") as of May 31, 1999, December 31, 1998 and December 31, 1997 and the related consolidated statements of operations, stockholders equity and cash flows for the five months ended May 31, 1999, each of the years in the three-year period ended December 31, 1998 and for the period from the date of inception (August 17, 1984) through May 31, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above, present fairly, in all material respects, the financial position of Shopping Sherlock, Inc. (a development stage company) and its subsidiary at May 31, 1999, December 31, 1998 and 1997, and the results of its operations and its cash flows for the five months ended May 31, 1999, each of the years in the three-year period ended December 31, 1998, and the period from the date of inception (August 17, 1984) through May 31, 1999 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company is in the development stage and has generated no operating revenue to date and will need to raise additional working capital for future development costs. While the Company has been successful in the past in raising funds, this may not be indicative of future success. Management's plans in regards to these matters are also described in
Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



/s/ BDO Seidman, LLP
BDO Seidman, LLP
Seattle, Washington


June 30, 1999

                                                         SHOPPING SHERLOCK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)


                                                     CONSOLIDATED BALANCE SHEETS



                                                                         May 31,         December 31,       December 31,
                                                                          1999               1998               1997
-----------------------------------------------------------------------------------------------------------------------

         ASSETS

Current Assets
   Cash                                                         $       725,120     $         -    $             -
   Prepaid expenses and deposits                                         54,121               -                  -
-----------------------------------------------------------------------------------------------------------------------

Total Current Assets                                                    779,241               -                  -

Furniture and Equipment, net                                             74,504               -                  -

Goodwill                                                              2,000,000               -                  -
-----------------------------------------------------------------------------------------------------------------------

Total Assets                                                    $     2,853,745     $         -    $             -
-----------------------------------------------------------------------------------------------------------------------

LIABILITIES AND STOCKHOLDERS EQUITY

Current Liabilities
   Accounts payable                                             $        59,912     $         -    $             -
   Due to related party                                                   5,000               -                  -
-----------------------------------------------------------------------------------------------------------------------

Total Liabilities                                                        64,912               -                  -
-----------------------------------------------------------------------------------------------------------------------

Commitments and Contingencies

Stockholders Equity
 Common stock, $1.00 par value, 50,000 shares
  authorized, 0, 0, and 100 issued and outstanding                            -                -                100
 Common stock, $.001 par value; 50,000,000 shares
  authorized, 9,000,000, 1,000,000 and 0 issued and
  outstanding                                                             9,000               1,000               -
 Additional paid in capital                                           3,244,079               2,079             900
 Deficit accumulated during the development stage                      (464,246)             (3,079)        (1,000)
-----------------------------------------------------------------------------------------------------------------------

Total Stockholders Equity                                             2,788,833                -                  -
-----------------------------------------------------------------------------------------------------------------------

Total Liabilities and Stockholders Equity                       $     2,853,745     $          -    $             -
-----------------------------------------------------------------------------------------------------------------------
                                                           See accompanying notes to consolidated financial statements.


                                                         SHOPPING SHERLOCK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)


                                            CONSOLIDATED STATEMENT OF OPERATIONS


                                               Cumulative Admounts      Five Months Ended             Twelve Months Ended
                                                      from                  May 31,                       December 31,
                                               Date of Inception to  ----------------------    --------------------------------
                                                    May 31, 1999      1999       1998          1998        1997         1996
-------------------------------------------------------------------------------------------------------------------------------


OPERATING EXPENSES:

Sales and marketing                              $   32,548     $   32,548   $     --     $     --     $     --     $     --

General and administrative                          183,719        180,640         --          2,079         --           --

Systems and business development                    243,824        243,824         --           --           --           --

Depreciation and amortization                        4,155           4,155         --           --           --           --
------------------------------------------------------------------------------------------------------------------------------

Total operating expenses                           464,246         461,167         --          2,079         --           --
------------------------------------------------------------------------------------------------------------------------------

Net loss                                        $  464,246      $  461,167   $     --     $    2,079   $     --     $     --
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------

Net loss per share - basic and diluted .        $     0.12      $     0.12   $     --     $    0.005   $     --     $     --
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------


Weighted  average  number  of shares of common
    stock outstanding                            3,976,516       3,976,516      100,000      445,833      100,000    100,000
------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------
                                                                  See accompanying notes to consolidated financial statements.


                                                         SHOPPING SHERLOCK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)


                        CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY



                                                                                        Deficit
                                                                                       Accumulated
                                                Common Stock                             during
                                           -------------------------    Additional     Development
                                              Shares      Amount     Paid-in Capital      Stage              Total
-----------------------------------------------------------------------------------------------------------------------

Shopping Sherlock, Inc. Activities
   Activities (Formerly known as
   AIDA Industries):
    Issuance of common stock
    for cash
                                               100   $       100   $        900      $         -      $      1,000

                                                -             -              -             (1,000)          (1,000)
Net Loss
-----------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1985                     100           100            900            (1,000)               -

Activity January 1986 through
December 31, 1997                                -             -              -                 -                -
-----------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1997                     100           100            900            (1,000)               -

Effect of 1,000:1 Stock split -
   July 20, 1998                            99,900             -              -                 -                -

Issuance of Common stock for
   reinstatement fees - July  20,
   1998                                    900,000           900          1,179                 -            2,079

Net Loss                                         -             -              -            (2,079)          (2,079)
-----------------------------------------------------------------------------------------------------------------------

Balance, December 31, 1998               1,000,000         1,000            2,079            (3,079)                -

Sale of  Common Stock for Cash
   ($.05/Share)                          5,000,000         5,000          245,000                 -           250,000

Sale of Common Stock for Cash
   ($1.00/Share)                         1,000,000         1,000          999,000                 -         1,000,000

Issuance of Common Stock for
   Acquisition of Shopping Sherlock
   - Delaware                            2,000,000         2,000        1,998,000                 -         2,000,000

Net Loss                                         -             -                -          (461,167)         (461,167)
-----------------------------------------------------------------------------------------------------------------------

Balance, May 31, 1999                    9,000,000   $     9,000     $  3,244,079      $   (464,246)     $  2,788,833
-----------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------
                                                           See accompanying notes to consolidated financial statements.

                                                         SHOPPING SHERLOCK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)


                                            CONSOLIDATED STATEMENT OF CASH FLOWS




                                                         INCREASE (DECREASE) IN CASH

                                                                    Cumulative                           Twelve Months Ended
                                                                 Amounts from Date  Five Months              December 31,
                                                                  of Inception to     Ended        --------------------------------
                                                                   May 31. 1999    May 31, 1999     1998        1997        1996
------------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Operating Activities
 Net loss ....................................................   $  (464,246)   $  (461,167)   $    (2,079)  $    --     $    --
     Adjustments to reconcile net loss to net cash
       used in operating activities:
         Depreciation ...... .................................        4,155          4,155            --
         Change in assets and liabilities:
           Prepaid expenses and deposits .....................      (54,121)       (54,121)
           Accounts payable ..................................       59,912         59,912            --
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Operating Activities ........................      (454,300)      (451,221)        (2,079)
-----------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Investing Activities
          Purchase of furniture and equipment ................       (78,659)       (78,659)          --
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash Used in Investing Activities.........................       (78,659)       (78,659)          --
 ----------------------------------------------------------------------------------------------------------------------------------
Cash Flows From Financing Activities

         Proceeds from issuing common stock for cash .........     1,253,079      1,250,000         2,079
         Increase in due to related party ....................         5,000          5,000          --
-----------------------------------------------------------------------------------------------------------------------------------
Net Cash Provided by Financing Activities .....................    1,258,079      1,255,000         2,079        --          --
-----------------------------------------------------------------------------------------------------------------------------------
Net Increase in Cash ..........................................       725,120        725,120          --
Cash, beginning of period .....................................          --             --            --
Cash, end of period ...........................................   $   725,120    $   725,120    $     --          --         --
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
Supplemental Cash Flow Information
   Non-cash investing and financing activities:
       Issuance of common stock to acquire subsidiary .........   $ 2,000,000    $ 2,000,000    $     --
-----------------------------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      See accompanying notes to consolidated financial statements.

                                                         SHOPPING SHERLOCK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENT


NOTE 1: Operations - Shopping Sherlock, Inc. ("the Company") was Description of incorporated in the State of Florida on August 17, 1984,
Business and        under  the  name of AIDA  Industries,  Inc.  ("AIDA").  From
Summary of          inception  until July 20, 1998 there was no activity  within
Significant         AIDA.  On July  20,  1998,  AIDA  amended  its  articles  of
Accounting          incorporation  to provide for a 1000:1 stock  split,  and to
Policies            apply for listing on the OTC  Bulletin  Board.  On March 24,
                    1999 AIDA changed its name to Shopping Sherlock, Inc.

                    Shopping Sherlock, Inc. ("SSI"), was organized and incorporated in the State of Delaware on January 20, 1999, for the purpose of developing and implementing an Internet based retail business providing discounts and purchase rebates to its customers. On February 4, 1999, SSI entered into a strategic marketing and operations agreement with Premier Lifestyles International Corporation ("PLIC"), a direct marketing and sales company, to provide certain Internet based services to PLIC's existing customer base. SSI had no operating activity in the five-month period ended May 31, 1999.

                    On May 26, 1999 the Company entered into an acquisition agreement with SSI obtaining all rights and obligations under the agreement between SSI and PLIC. 2,000,000 shares of its common stock were issued to the shareholders of SSI for 100% of its common stock. The shares were valued at $1 per share, which was the price realized by the Company in the recent private placement of its stock to a group of foreign investors.

                    Principles of Consolidation - The consolidated financial statements include the accounts of the Company and SSI. All significant intercompany accounts and transactions have been eliminated in consolidation.

                    Accounting Estimates - The Company's financial statements are prepared in conformity with generally accepted accounting principles which requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from the estimates.

                    Furniture and Equipment - Furniture and equipment are stated at cost. Depreciation and amortization are computed utilizing straight-line and accelerated methods over estimated useful lives ranging from 3 to 5 years.

                    Goodwill - The acquisition of SSI resulted in $2 million of goodwill, which is being amortized over a 36-month period.

                                                         SHOPPING SHERLOCK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE 1: Income Taxes - The Company accounts for income taxes in Description of accordance with the provisions of Statement of Financial
Business and        Accounting  Standards  No. 109,  "Accounting  for Summary of
Summary of          Significant  Income Taxes," ("SFAS 109").  SFAS 109 requires
Significant         the recognition of deferred tax assets and liabilities for
Accounting          the expected future income tax consequences of events that
Policies            have been recognized in a company's financial  statements or
(continued)         tax  return.  Under  this  method,  deferred  tax assets and
                    liabilities   are   determined   based   on  the   temporary
                    differences between the financial statement carrying amounts and their tax basis using enacted tax rates in effect in the years in which the temporary differences are expected to reverse. Valuation allowances are provided when management determines that the realization of deferred tax assets fails to meet the more likely than not standard imposed by SFAS
                    109.

                    Net Loss Per Share - Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding. Shares outstanding for all prior periods have been adjusted to reflect the 1,000:1 stock split declared on July 20, 1998. As of May 31, 1999, the Company had no outstanding options or common stock equivalents.



NOTE 2:             The  Company has been in the  development  stage since its
Development         inception.  It has had no  operating  revenues to date,  has
Stage               accumulated   losses  of  s  $464,246,   and  will   require
Operations          additional   working   capital  to  complete   its  business
                    development activities and generate revenues adequate to cover operating and further development expenses. This raises substantial doubt as to the Company's ability to continue as a going concern.

                    The Company believes it can raise adequate working capital through subsequent sales of its common stock in private placement transactions. To date, the Company has raised $1.25 million in private placements.

                    The financial statements do not contain any adjustments that might be necessary if the Company is unable to continue as a going concern.

                                                         SHOPPING SHERLOCK, INC.
                                                   (A DEVELOPMENT STAGE COMPANY)


                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE 3:                  Furniture and equipment consists of the following:
Furniture and
Equipment
                                                                                         December 31,
                                                                       May 31,    ------------------------------
                                                                        1999             1998             1997
                         ---------------------------------------------------------------------------------------
                         Furniture                               $    31,616      $         -     $         -
                         Computer hardware                            42,454                -               -
                         Computer software                             4,589                -               -
                         ---------------------------------------------------------------------------------------
                                                                      78,659                -               -

                         Less accumulated depreciation                (4,155)               -               -
                         ---------------------------------------------------------------------------------------

                         Furniture and equipment, net            $    74,504      $         -     $         -
                         ---------------------------------------------------------------------------------------
                         ---------------------------------------------------------------------------------------


Note 4:             At May 31, 1999 the Company has net  deferred  tax assets of
Income Taxes        $157,500 primarily due to net operating loss carry forwards, which begin to expire in 2018.  A 100%  valuation  allowance
                    has  been  recorded   against  the  deferred  tax  asset  as
                    management has yet to establish that recovery of this asset is more likely than not.


Note 5:             In addition to the informal rent agreement discussed in Note
Operating           6, the Company  leases  office space under a twenty-one  and
Leases              one half-month  operating  lease  commencing  June 15, 1999.
                    Future minimum lease payments approximate $22,400 in 1999, $41,400 in 2000, and $10,400 in 2001.

Note 6:             The Company has entered into a strategic marketing agreement
Related Party       with PLIC,  and has paid  $150,000  as a one-time  licensing
Transactions        fee. The  principals of PLIC were the sole  shareholders  of
                    SSI, and were issued 2,000,000 shares of common stock in conjunction with the acquisition of SSI. Additionally, one of the principals of PLIC will serve as a director of the Company.

                    The marketing agreement grants to the Company a non-exclusive right to utilize PLIC's existing customer and vendor databases in establishing its own Internet based commerce site. Sales from the Company's site may be to PLIC customers or other third parties. The Company and PLIC will split a portion of the net proceeds of the transaction (sales less cost of goods sold and credit card processing fees) as specified in the agreement.

                    The agreement will be perpetual, however it may be terminated for cause with 30 days notice, or immediately in the event of bankruptcy, appointment of a receiver, assignment for the benefit of creditors, or violation of the confidentiality provisions of the agreement.

NOTE 6:             Certain  operating  expenses are paid by a related  company,
Related Party       which in turn is  reimbursed  by the  Company.  For the five
Transaction         months ended May 31, 1999,  the Company  reimbursed  the ) )
(continued)         related company  $176,400 which includes  $31,200 of prepaid expenses and deposits. In addition, the Company paid the related company $21,600 under an informal rental agreement, which includes $10,800 of prepaid expenses and deposits. The agreement may be cancelled at any time.

                    The Company retained all key employees under consulting agreements during the five-month period ended May 31, 1999. These agreements may be cancelled at any time. The expense of these agreements totaled $123,600, which includes $5,000 in related party payables.

                    The Company has entered into a one year consulting contract beginning April 1, 1999, with a university in British Columbia where one of the Company's directors is an instructor. The Company will pay $3,500 per month, of which $7,000 is included in expenses for the five months ended May 31, 1999.

                    The Company purchased $52,000 in fixed assets from a company owned by one of its key employees in 1999.



NOTE 7:             On June 24, 1999,  the Company has entered  into  employment
Subsequent          contracts with its officers. The contracts run from month to
Events              month  and  may be  terminated  upon  30  days  notice.  The aggregate obligation under these agreements is $35,200 per month. In addition, the Company has implemented a stock option plan as of July 1, 1999. 1,000,000 shares have been set aside and may be granted to officers and key employees at a price yet to be determined.

                    On June 22, 1999,  the  Company's  President  resigned.  The
                    residual  amount  due  under  his  consulting   contract  is
                    $12,500, and will be paid over the term of the contract.


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


ITEM 14 CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

         Barry L. Friedman, P.C., Certified Public Accountant previously served as the auditor for the Company. Barry L. Friedman, P.C., Certified Public Accountant resigned as the auditor for the Company due to the Company's listing on the OTCBB during 1999 and BDO Seidman, LLP was appointed as auditor for the Company and its subsidiaries. The decision to change auditors was approved by the Company's board of directors. There have not been disagreements with the auditors on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.


ITEM 15           FINANCIAL STATEMENTS AND EXHIBITS

         (a)      Financial Statements


         The following financial statements and related schedules are included in this Item:


                  Report of Independent Certified Public Accountants:


                  Consolidated Balance Sheets as of May 31, 1999, December 31, 1998 and December 31, 1997;


                  Consolidated Statements of Operation, Stockholder's Equity and Cash Flows for the five months ended May 31, 1999 and each of the years in the three-year period ended December 31, 1998 and for the period from the date of inception (August 17, 1984) through May 31, 1999; and


                  Notes to Consolidated Financial Statement.


         (b)      Exhibits



               Exhibit Number   Description

                     2.1 Agreement and Plan of Reorganization dated as of May 17, 1999 by and among the Registrant, Shopping Sherlock, Inc. (Delaware) ("SSI") and Shopping Acquisition Corp.

                     3.1 Articles of Incorporation, as amended, of the Registrant

                     3.2        Bylaws of the Registrant

                     4.1        Form of Common Stock Share Certificate

                    10.1        1999 Stock Option Plan

                    10.2        Form of Stock Option Agreement

                    10.3 Strategic Alliance Agreement: E-commerce, Marketing and Operations dated February 4, 1999 by and between SSI and Premier Lifestyles International Corp.

                    10.4        Form of Independent Contractor Services
                                Agreement

                    10.5 Consulting Agreement for Non-Technical Services dated February 15, 1999 by and between the Registrant and John C. Jones

                    10.6 Consultant Agreement effective as of April 1, 1999 by and between the Registrant and Technical University of British Columbia

                    10.7 Employment Agreement dated June 24, 1999 by and between the Registrant and Philip Garratt.

                    10.8 Employment Agreement dated June 24, 1999 by and between the Registrant and Mitchell Eggers.

                    10.9 Employment Agreement dated June 24, 1999 by and between the Registrant and Raeanne Steele.

                    10.10 Employment Agreement dated June 24, 1999 by and between the Registrant and Jan Walter.

                    10.11 Employment Agreement dated June 24, 1999 by and between the Registrant and Patrick McGrath.

                    10.12 Lease Agreement dated May 21, 1999 by and between the Registrant and Spieker Properties, L.P.

                    27.1        Financial Data Schedule.

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Company has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                        SHOPPING SHERLOCK, INC.



Date:  July 21, 1999                               By    /s/ Phillip J. Garratt
                                                        -----------------------
                                                         Phillip J. Garratt
                                                         Chief Executive Officer



 Exhibit                                                                            Sequentially
 Number         Description                                                         Numbered Page

     2.1 Agreement and Plan of Reorganization dated as of May 17, 1999 by and among the Registrant, Shopping Sherlock, Inc. (Delaware) ("SSI") and
          Shopping Acquisition Corp.

     3.1  Articles of Incorporation, as amended, of the Registrant

     3.2  Bylaws of the Registrant

     4.1  Form of Common Stock Share Certificate

     10.1 1999 Stock Option Plan

     10.2 Form of Stock Option Agreement

     10.3 Strategic Alliance Agreement: E-commerce, Marketing and Operations dated February 4, 1999 by and between SSI and Premier Lifestyles
          International Corp. ("PLIC")

     10.4 Form of Independent Contractor Services Agreement

     10.5 Consulting  Agreement for  Non-Technical  Services  dated February 15,
          1999 by and between the Registrant and John C. Jones

     10.6 Consultant Agreement effective as of April 1, 1999 by and between the Registrant and Technical University of British Columbia

     10.7 Employment Agreement between dated June 24, 1999 by and between the Registrant and Philip Garratt.

     10.8 Employment Agreement between dated June 24, 1999 by and between the Registrant and Mitchell Eggers.

     10.9 Employment Agreement between dated June 24, 1999 by and between the Registrant and Raeanne Steele.

     10.10Employment Agreement between dated June 24, 1999 by and between the Registrant and Jane Walter.

     10.11Employment Agreement between dated June 24, 1999 by and between the Registrant and Patrick McGrath.

     10.12Lease Agreement dated May 21, 1999 by and between the Registrant and Spieker Properties, L.P.

     27.1 Financial Data Schedule
